Exhibit 2.1

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

CENTERPOINT PROPERTIES TRUST, as Seller

and

ARC TERMINALS JOLIET HOLDINGS LLC, as Buyer

February 19, 2015

TABLE OF CONTENTS

Page No.

Article I	DEFINED TERMS AND CONSTRUCTION	1

Section 1.1	Defined Terms	1
Section 1.2	Rules of Construction	1

Article II	PURCHASE AND SALE OF MEMBERSHIP INTERESTS	2

Article III	REPRESENTATIONS AND WARRANTIES OF SELLER	7

Section 3.1	Organization	7
Section 3.2	Authority	7
Section 3.3	No Conflicts	7
Section 3.4	Governmental Approvals	8
Section 3.5	Compliance with Certain Laws	8

Article IV	REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED COMPANIES	8

i

Article V	REPRESENTATIONS AND WARRANTIES OF BUYER	18

Article VI	COVENANTS	21

Article VII	TAX MATTERS	33

Section 7.9	Withholding	35
Section 7.10	Tax Attributes	36
Section 7.11	Miscellaneous	36

Article VIII	CONDITIONS TO CLOSING	36

Section 8.1	Conditions to Obligation of Buyer to Close	36
Section 8.2	Conditions to Obligation of Seller to Close	37

Article IX	CLOSING	38

Section 9.1	Closing	38
Section 9.2	Closing Deliverables of Seller	38
Section 9.3	Closing Deliverables of Buyer	39

Article X	INDEMNIFICATION	40

Article XI	TERMINATION	47

Section 11.1	Termination	47
Section 11.2	Effect of Termination	47
Section 11.3	Specific Performance; Remedies	48

Article XII	MISCELLANEOUS	49

ANNEXES

Annex I	Definitions

EXHIBITS

Exhibit A	Form of Assignment of Membership Interests
Exhibit B	Form of Construction Management Agreement
Exhibit C	Barge Terminal Assets
Exhibit D	Expansion Land
Exhibit E	Escrow Agreement
Exhibit F	Purchase Option Property

SCHEDULES

Schedule 2.5	Asset Allocation
Schedule 3.4	Seller Governmental Approvals
Schedule 4.1	Jurisdictions
Schedule 4.3	Consents and Approvals
Schedule 4.5	Bank Accounts
Schedule 4.6	Taxes
Schedule 4.7	Actions
Schedule 4.8(b)	Compliance with Laws
Schedule 4.9(a)	Real Property
Schedule 4.9(b)	Real Property
Schedule 4.9(c)	Real Property
Schedule 4.10(b)	Assets; Equipment
Schedule 4.12	Contracts
Schedule 4.13	Insurance
Schedule 4.14	Affiliate Transactions
Schedule 4.16	Environmental Matters
Schedule 4.19	No Undisclosed Liabilities
Schedule 6.1(A)	Conduct and Operations
Schedule 6.1(B)	Capital Commitments
Schedule 6.1(b)(viii)	Interim Period Purchase or Sale of Assets
Schedule 6.1(b)(ix)	Form of Certain Agreements
Schedule 6.12(a)	Bonds and Letters of Credit
Schedule 9.2(f)	Third Party Consents
Schedule 10.1(e)	Specified Indemnities
Schedule A-I	Permitted Liens

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (the “Agreement”), dated as of February 19, 2015 (the “Execution Date”), is entered into by and between CENTERPOINT PROPERTIES TRUST, a Maryland real estate investment trust (“Seller”) and ARC TERMINALS JOLIET HOLDINGS LLC, a Delaware limited liability company (“Buyer”).

RECITALS

WHEREAS, Seller is the owner of all of the issued and outstanding membership interests of Joliet Bulk, Barge & Rail LLC, a Delaware limited liability company (the “Company”), and the Company is the owner of all of the issued and outstanding membership interests of JBBR Pipeline LLC, a Delaware limited liability company (the “Pipeline Sub” and, together with the Company, the “Acquired Companies”);

WHEREAS, the Company is developing a crude-by-rail off-loading terminal facility located in Joliet, Will County, Illinois (the “Rail Terminal”) and the Pipeline Sub is developing a pipeline that will be subject to the jurisdiction of the United States Federal Energy Regulatory Commission (“FERC”) pursuant to the Interstate Commerce Act and approximately four miles in length (the “Connecting Pipeline” and, together with the Rail Terminal, the “Project”) connecting the Rail Terminal to the Mokena-to-Joliet Pipeline;

WHEREAS, the Company owns (a) a barge terminal and related assets along the Des Plaines River more particularly described on Exhibit C (the “Barge Terminal Assets”) and (b) approximately 84 acres of real property adjacent to the Rail Terminal more particularly described on Exhibit D (the “Expansion Land”); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to transfer, assign and sell to Buyer, all of the issued and outstanding membership interests of the Company on the terms and conditions in this Agreement.

NOW THEREFORE, in consideration of the terms, conditions, representations, warranties, covenants and agreements set forth herein, the Parties agree as follows:

ARTICLE I

DEFINED TERMS AND CONSTRUCTION

Section 1.1 Defined Terms. Capitalized terms used herein that are defined in Annex I shall have the meanings set forth in Annex I unless the context otherwise requires.

Section 1.2 Rules of Construction. The following rules of construction shall apply to this Agreement:

(a) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise.

(b) Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement and shall be disregarded in construing the language hereof.

(c) The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or other subdivision unless expressly so limited.

(d) The words “this Article,” “this Section,” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur.

(e) Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the foregoing in any respect.”

(f) All references to “$,” “dollars” or “Dollars” shall be deemed references to (and all amounts payable under this Agreement shall be paid in) United States Dollars.

(g) Each accounting term not defined herein will have the meaning given to it under GAAP as interpreted as of the Execution Date, unless expressly provided otherwise.

(h) Whenever this Agreement indicates that a document has been “made available” to Buyer, such statement will mean that such document was (i) delivered or provided to Buyer by Seller or its Representatives or (ii) made available for viewing by Buyer and its Representatives in the “Joliet” electronic data room operated by Merrill Corporation, as such materials were posted to the electronic data room at least three Business Days prior to the date of this Agreement and not removed on or prior to the date of this Agreement.

(i) Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(j) Reference to any agreement (including this Agreement), document or instrument shall include such agreement, document or instrument as amended or modified (including any waiver or consent thereto duly effected in accordance with the terms thereof) and in effect from time to time, unless specified otherwise.

ARTICLE II

PURCHASE AND SALE OF MEMBERSHIP INTERESTS

Section 2.1 Purchase and Sale of Membership Interests of the Company. On the terms and conditions in this Agreement, at the Closing, Seller shall sell, assign and transfer to Buyer, and Buyer shall purchase from Seller, all of the issued and outstanding membership interests of the Company (the “Membership Interests”), free and clear of all Liens, other than those created or imposed by Buyer or any Affiliate of Buyer or arising under securities Laws, in consideration of the payment by Buyer of the Closing Payment, as adjusted pursuant to Section 2.4.

Section 2.2 Purchase Price. On the terms and conditions in this Agreement and as consideration for the Membership Interests, at the Closing, Buyer shall pay or cause to be paid to Seller an amount equal to (a) $216,000,000 (the “Purchase Price”), minus (b) the Adjustment Amount, if any (the Purchase Price, adjusted (if applicable) by the Adjustment Amount, the “Closing Payment”), in cash by wire transfer of immediately available funds to one or more accounts specified by Seller at least two Business Days before Closing; provided that (i) at the Closing, Buyer shall transfer to the Escrow Agent a portion of the Closing Payment equal to the Final Completion Escrow Amount (as determined pursuant to Section 6.15(c)); and (ii) if the Purchase Price has been reduced by any Adjustment Amount and the Preliminary Settlement Statement delivered by Seller pursuant to Section 2.4(a) includes any Contested Amounts, at the Closing, Buyer shall deposit into a segregated account of Company or Buyer (and shall keep in such segregated account until paid to Seller or released to Buyer in accordance with Section 2.4(a)(iii) (as applicable)), cash by wire transfer of immediately available funds equal to the Contested Amounts.

Section 2.3 Deposit. Upon the execution of this Agreement, Buyer has furnished to Seller an irrevocable letter of credit with a face value of $10,000,000 (the “Deposit Letter of Credit”) issued by Suntrust Bank (the “L/C Issuer”). If Seller makes any draw upon the Deposit Letter of Credit Seller shall direct the L/C Issuer to remit the proceeds of such draw to the Escrow Agent and such proceeds shall thereafter be subject to the terms hereof and of the Escrow Agreement.

Section 2.4 Determination of Purchase Price Adjustment.

(a) Preliminary Settlement Statement.

(i) At least three Business Days before Closing, Seller shall submit in writing to Buyer its good faith determination (the “Preliminary Settlement Statement”) of the Closing Payment. Prior to Closing, the Parties shall cooperate in good faith to answer any questions and resolve any issues raised in good faith by Buyer and its Representatives in connection with their review of the Preliminary Settlement Statement.

(ii) If the Closing Payment includes a reduction in the Purchase Price for any Adjustment Amount, Seller may provide in the Preliminary Settlement Statement its good faith determination that (A) with respect to any Adjustment Amount made pursuant to clause (a) of the definition of Adjustment Amount, the Major Customer does not have the right to reduce the Base Fee and the Exercised Option Fee pursuant to Section 1.3(b)(i) of the Terminal Services Agreement; (B) with respect to any Adjustment Amount made pursuant to clause (b) of the definition of Adjustment Amount, the Major Customer does not have the right to reduce the Base Fee and the Exercised Option Fee pursuant to Section 1.3(b)(ii) of the Terminal Services Agreement; and/or (C) with respect to any Adjustment Amount made pursuant to clause (c) of the definition of Adjustment Amount, the

Major Customer does not have the right to reduce the TSA Minimum Volume Commitment pursuant to Section 1.3(c) of the Terminal Services Agreement (the sum of all portions of the Adjustment Amount with respect to which Seller provides such a determination shall be the “Contested Amounts”).

(iii) If Seller has specified any Contested Amounts in the Preliminary Settlement Statement, then (A) the Company shall invoice the Major Customer under the Terminal Services Agreement on the basis of Seller’s good faith determination with respect to Section 1.3 of the Terminal Services Agreement as reflected in the Preliminary Settlement Statement; (B) if at any time during the first three months following the Commencement Date, the Major Customer delivers written confirmation to the Company acknowledging its obligation to pay under the Terminal Services Agreement in accordance with all or part of Seller’s good faith determination, Buyer shall pay to Seller within 10 Business Days following receipt of such written confirmation, in cash by wire transfer of immediately available funds to the account specified for the Closing Payment, an amount equal to the portion of the Contested Amounts with respect to which the Major Customer has confirmed Seller’s good faith determination in writing; and (C) if the Major Customer does not provide the written confirmation described in clause (B) above and pays the Company’s invoices relating to the first three months following the Commencement Date (1) in a manner that is consistent with Seller’s good faith determination with respect to all of the clauses of the definition of Adjustment Amount, then Buyer shall pay to Seller within 10 Business Days following such payment by the Major Customer, in cash by wire transfer of immediately available funds to the account specified for the Closing Payment, an amount equal to the Contested Amounts, (2) in a manner consistent with Seller’s good faith determination with respect to some (but not all) of the clauses of the definition of Adjustment Amount, then Buyer shall pay to Seller within 10 Business Days following such payment by the Major Customer, in cash by wire transfer of immediately available funds to the account specified for the Closing Payment, an amount equal to the portion of the Contested Amounts that relate to the clauses of the definition of Adjustment Amount with respect to which the Major Customer’s payments were consistent, and Buyer shall be entitled to release and retain the remaining portion of the Contested Amounts or (3) in a manner that is other than as described in clause (1) or (2) above, then Buyer shall be entitled to release and retain the full amount of the Contested Amounts.

(b) Certain Post-Closing Payments.

(i) Subject to the provisions of Section 2.4(b)(ii), during the period commencing on the Closing Date and terminating on the date on which the Company has paid to Seller Earn-Out Payments pursuant to this Section 2.4(b) in an aggregate amount equal to $27,000,000 (the “Earn-Out Period”), Buyer will cause the Company to pay to Seller a per-Barrel payment of $0.25 for each Barrel of Product (the “Earn-Out Payment”) (A) for which the Company (or any of its Affiliates) received a payment in excess of $0.25 for such Barrel of Product in the prior calendar month from any Person not affiliated with the Company for delivery to, or receipt from, the Rail Terminal (without double counting) of such Barrel of Product or (B) without duplication of any amounts in the foregoing clause (A), for which the Company (or any of its Affiliates) received payment in the prior calendar month from any Person not affiliated with the Company irrespective of the failure of such Person to deliver to or receive from the Rail Terminal such Barrel of Product (for example in order to fulfill such Person’s obligation to pay a certain payment regardless of delivery or receipt of Product). This Section 2.4(b) is intended to compensate Seller through the Earn-Out Payment for each Barrel of Product moved through the Rail Terminal and for those Barrels of Product for which Company (or any of its Affiliates) receives payment where such Product is not moved through the Rail Terminal but with respect to which a fee is nevertheless paid to Company (or such Affiliate). Each Earn-Out Payment shall be paid within 30 days following the end of the applicable calendar month (or portion thereof) within the Earn-Out Period that Company received such payment. Each Earn-Out Payment shall be accompanied by a written statement setting forth in reasonable detail the Company’s good faith computation of such Earn-Out Payment (the “Earn-Out Statement”). The obligations of Buyer under this Section 2.4(b) shall apply regardless of any sale of the Company or its assets to any third party or any Affiliate of Buyer.

(ii) Each monthly Earn-Out Payment shall be adjusted (if applicable and solely during the period beginning on the Commencement Date and ending on the earlier of (i) the date that the TSA Minimum Volume Commitment is satisfied in accordance with the terms of the Terminal Services Agreement and (ii) the date that the Terminal Services Agreement is either (A) terminated or (B) amended in a manner (whether by reducing volume commitments, fees or otherwise) that in the aggregate reduces the Base Fee and/or Exercised Option Fee payable by the Major Customer (each such month, a “Monthly Period”)) in an amount equal to the difference between (x) the actual revenue earned by the Company under the Terminal Services Agreement for such Monthly Period (the “Monthly TSA Revenue”) and (y) the revenue the Company would have earned under the Terminal Services Agreement during such Monthly Period if the Base Fee and Exercised Option Fee were adjusted pursuant to Section 2.4 of the TSA Amendment (the “Monthly Amendment Revenue”). If, and only if, the Monthly Amendment Revenue is greater than the Monthly TSA Revenue for such Monthly Period, Buyer shall reduce the Earn-Out Payment with respect to such Monthly Period by an amount equal to such excess. For the avoidance of doubt, any such reduction shall not affect Seller’s rights pursuant to Section 2.4(b)(i) (including Seller’s right to receive up to $27,000,000 in total Earn-Out Payments).

(iii) Seller shall be given reasonable access to the Company’s Books and Records relating exclusively to (A) the determination of the number of Barrels on which the computation of such applicable Earn-Out Payment is based and (B) the computation of such applicable Earn-Out Payment as set forth in the Earn-Out Statement (in each case, during reasonable business hours and solely for the purpose of verifying the Company’s calculation of each Earn-Out Payment). All information disclosed to or obtained by Seller or its Representatives pursuant to this clause (iii) shall be kept confidential by Seller and such Representatives, and Seller shall not disclose such information to any Representatives other than those who have a reasonable need to know such information in connection with Seller’s verification of any such Earn-Out Payment; provided, that the information subject to this Section 2.4(b)(iii) will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); provided, further, that the provisions of this Section 2.4(b)(iii) will not prohibit any retention of copies of records or disclosure (x) required by any applicable Law or Governmental Authority or in connection with any judicial or similar proceeding or Governmental Order so long as reasonable prior notice is given to Buyer of such disclosure and a reasonable opportunity is afforded Buyer to contest the same or (y) made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated by this Agreement.

(iv) The right of Seller to receive any payment contemplated by this Section 2.4 (A) is solely a contractual right and is not a security for purposes of any federal or state securities Laws (and shall confer upon Seller only the rights of a general unsecured creditor under applicable state Law); (B) will not be represented by any form of certificate or other instrument; (C) does not give Seller any dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of the Buyer’s Equity Interests; and (D) is not redeemable.

Section 2.5 Purchase Price Allocation. Buyer and Seller agree that the transactions contemplated hereby shall be treated solely as the purchase and sale of assets for U.S. federal (and applicable state and local jurisdictions that follow the treatment of the Acquired Companies as disregarded entities) income Tax purposes and to allocate any amounts that are properly treated as consideration for U.S. federal income Tax purposes (including the Closing Payment, the Liabilities of the Acquired Companies, and any other item required by the Code) among the Company Assets for U.S. federal and applicable state and local income Tax purposes in accordance with the methodology set forth in Schedule 2.5 (the “Asset Allocation”). The Asset Allocation shall be completed in the manner required by Section 1060 of the Code. Buyer shall deliver a draft of the Asset Allocation within 120 days after the Closing Date. Seller shall have 15 days to provide Buyer with any objections to such draft Asset Allocation. Seller and Buyer shall use their respective commercially reasonable efforts to resolve any such objection; provided, however, that if Seller and Buyer are unable to resolve any dispute with respect to the Asset Allocation within 30 days after the delivery of the Asset Allocation to Seller, such dispute shall be resolved by Ernst & Young (the “Arbiter”); provided that if Ernst & Young is unwilling or unable to serve as Arbiter or as otherwise agreed by Buyer and Seller, the Parties shall agree to select another nationally recognized accounting firm of comparable stature reasonably acceptable to Buyer and Seller, provided that, if Buyer and Seller are unable to agree upon a replacement Arbiter within 40 days after delivery of Seller’s objection notice to the Asset Allocation, either Party may request for the president of the American Arbitration Association to appoint a senior partner in a nationally recognized accounting firm that has at least five years of energy expertise to serve as the Arbiter. The fees and expenses of the Arbiter shall be borne equally by Seller and Buyer. If Seller does not object within 15 days after the delivery of the

Asset Allocation to Seller, then the parties agree to use the Asset Allocation as provided by Buyer. The Asset Allocation shall be revised after each adjustment, if any, has been made in accordance with this Agreement. The Asset Allocation, as finally determined pursuant to this Section 2.5, shall be reflected on a completed Internal Revenue Service Form 8594 (Asset Acquisition Statement under Section 1060), which form will be timely filed separately by Seller and Buyer with the Internal Revenue Service pursuant to the requirements of Section 1060(b) of the Code. Each Party agrees not to take any position inconsistent with the allocations set forth in the Asset Allocation (as finally determined pursuant to this Section 2.5), including on any Tax Returns, unless required by a final determination as defined in Section 1313 of the Code or with the consent of the other Party.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to any disclosures in the Schedules, Seller represents and warrants to Buyer as of the Execution Date and as of the Closing Date (for the avoidance of doubt, to the extent any of the following representations or warranties refers to a state of affairs as of a specific date, such representation and warranty is made only with respect to such state of affairs as of such specific date):

Section 3.1 Organization. Seller is a real estate investment trust duly organized, validly existing and in good standing under the Laws of the State of Maryland. Seller has full power, authority and capacity to execute and deliver the Transaction Documents and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

Section 3.2 Authority. The execution, delivery and performance of the Transaction Documents by Seller, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by Seller, and no other action on the part of Seller is necessary to authorize the execution, delivery and performance of Transaction Documents by Seller and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Seller, and upon the execution and delivery by Buyer of this Agreement and by Seller and Buyer of the other Transaction Documents, the Transaction Documents shall constitute, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, and except as enforceability may be limited by bankruptcy, insolvency, reorganizations, moratorium or other Laws affecting creditors’ rights generally or equitable principles.

Section 3.3 No Conflicts. The execution, delivery and performance by Seller of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with the Organizational Documents of Seller, (b) assuming compliance with the matters referred to in Section 3.4, violate or conflict with any Law or (c) require any consent or other action by any Person under, constitute a default under, result in a violation of or conflict with, or give rise to any right of termination, cancellation, modification or acceleration of any right or obligation of Seller or to a loss of any benefit to which Seller is entitled under any provision of any Contract binding upon Seller, except, in the cases of clauses (b) and (c), for any such violations, conflicts, consents, actions, defaults, rights or losses of benefits that would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect.

Section 3.4 Governmental Approvals. Except as set forth on Schedule 3.4, the execution, delivery and performance by Seller of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, consent or approval of, or filing or notification by Seller with or to, any Governmental Authority, other than any such actions, notifications or filings the absence or omission of which would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect.

Section 3.5 Compliance with Certain Laws. Neither Seller nor the Acquired Companies, nor any of their respective Representatives in connection with the development of the Project and ownership of the Barge Terminal Assets and the Expansion Land, has (i) violated any provision of any Anti-Bribery and Anti-Corruption Laws or (ii) directly or indirectly offered, paid, promised to pay, or authorized the offer, payment or promise of any advantage, financial or otherwise, or thing of value to any representative or agent of a Governmental Authority while knowing or having reason to know that all or a portion of such advantage or thing of value would be offered, given, or promised to such representative or agent of a Governmental Authority for the purposes of (A)(x) influencing any act or decision of such any representative or agent of a Governmental Authority in his or her official capacity or (y) rewarding the improper performance by any Person of its business or official activities; or (B) assisting any member of any of the Acquired Companies or Seller in obtaining or retaining business or a business advantage for any of the Acquired Companies or Seller.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED COMPANIES

Subject to any disclosures in the Schedules, Seller represents and warrants to Buyer as of the Execution Date and as of the Closing Date (for the avoidance of doubt, to the extent any of the following representations or warranties refers to a state of affairs as of a specific date, such representation and warranty is made only with respect to such state of affairs as of such specific date):

Section 4.1 Organization. Each of the Acquired Companies (a) is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and (b) has all requisite power and authority to own, lease or otherwise hold and operate its assets and properties and to perform its obligations under its respective Contracts. The Acquired Companies are duly qualified, licensed or admitted to do business and are in good standing in the jurisdictions set forth on Schedule 4.1. The name of each manager and officer of each of the Acquired Companies on the Execution Date, and the position held by each, are set forth on Schedule 4.1. The copies of the Organizational Documents of the Acquired Companies which have been made available to Buyer reflect all amendments made thereto and are true and complete copies of the originals thereof. None of the Acquired Companies is in default or violation of any term, condition or provision of its Organizational Documents.

Section 4.2 No Conflicts. The execution, delivery and performance by Seller of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with the Organizational Documents of any Acquired Company, (b) assuming compliance with the matters referenced in Section 4.3, violate or conflict with any Law or (c) require any consent or other action by any Person under, constitute a default (or an event which with notice or lapse of time or both, would constitute a material default) under, result in a violation of or conflict with, or give rise to any right of termination, cancellation, modification or acceleration of any right or obligation of any Acquired Company or to a loss of any benefit to which any Acquired Company is entitled under any provision of any Contract binding upon such Acquired Company, except, in the cases of clauses (b) and (c), for any such violations, conflicts, consents, actions, defaults, rights or losses of benefits that would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect.

Section 4.3 Consents and Approvals. Except as set forth on Schedule 4.3, the execution, delivery and performance by Seller of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby require no action by or in respect of, consent or approval of, or filing or notification by any Acquired Company with or to, any Governmental Authority, other than any such actions, notifications or filings the absence or omission of which would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect.

Section 4.4 Membership Interests; Capitalization.

(a) As of the Execution Date and immediately prior to giving effect to the consummation of the transactions contemplated by this Agreement, Seller owns beneficially and of record all of the Membership Interests, free and clear of any Lien (other than pursuant to securities Laws), and no other Person (other than Seller) owns, of record or beneficially, any membership interest, securities convertible into or exchangeable for any membership interest, any Option or any other Equity Interests in the Company. There are no restrictions on or agreements with respect to the voting rights of the Membership Interests, including any proxies, voting trusts or similar arrangements. Upon the delivery of and payment for the Membership Interests as provided for in this Agreement, Buyer will receive good and valid title to all of the Membership Interests, free and clear of all Liens, other than Liens created or imposed by Buyer or an Affiliate of Buyer or arising under securities Laws.

(b) All of the Company’s issued and outstanding membership interests are owned by Seller, and the Membership Interests constitute all of the issued and outstanding membership or other Equity Interests in the Company. All of the Company’s issued and outstanding membership interests were duly authorized and validly issued and are fully paid and nonassessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act). Except for the rights created pursuant to this Agreement, there are no outstanding options, warrants, convertible securities, exchangeable securities, phantom stock, profit participation, purchase rights, preemptive rights, exchange rights, puts, calls, rights of first refusal or other rights, agreements, arrangements or commitments (contingent or otherwise) of any kind relating to the right to subscribe for or purchase or sell membership or other Equity Interests in the Company or obligating the Company to issue or sell any membership or other Equity Interests in the Company. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any membership or other Equity Interests in the Company or to provide funds to, or make any investment in, any other Person.

(c) Except for the Company’s ownership of Equity Interests in the Pipeline Sub, no Acquired Company owns any Equity Interests or other securities in any other Person. All of the Pipeline Sub’s issued and outstanding membership interests are owned by the Company, are free and clear of all Liens (other than pursuant to securities Laws), were duly authorized and validly issued and are fully paid and nonassessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act). There are no outstanding options, warrants, convertible securities, exchangeable securities, phantom stock, profit participation, purchase rights, preemptive rights, exchange rights, puts, calls, rights of first refusal or other rights, agreements, arrangements or commitments (contingent or otherwise) of any kind relating to the right to subscribe for or purchase or sell any membership or other Equity Interests in the Pipeline Sub or obligating the Pipeline Sub to issue or sell any membership or other Equity Interests in the Pipeline Sub. There are no outstanding contractual obligations of the Pipeline Sub to repurchase, redeem or otherwise acquire any membership or other Equity Interests in the Pipeline Sub or to provide funds to, or make any investment in, any other Person.

Section 4.5 Bank Accounts. Schedule 4.5 lists the names and locations of each bank in which each Acquired Company has an account and the account numbers and authorized signatories of such accounts.

Section 4.6 Taxes. Except as set forth on Schedule 4.6:

(a) All Tax Returns required to be filed by or with respect to each of the Acquired Companies and the Company Assets have been duly and timely filed with the appropriate Taxing Authority, and each such Tax Return is true, correct and complete in all material respects. All Taxes owed by each of the Acquired Companies or with respect to the Company Assets that are or have become due have been timely paid in full. All Tax withholding and deposit requirements imposed on or with respect to each Acquired Company, its employees or the Company Assets have been satisfied in all material respects. There are no Liens (other than Permitted Liens) on any of the Company Assets or the Membership Interests that are attributable to any Tax liability or payment obligation.

(b) There are no Actions pending or threatened in writing by any Taxing Authority against any Acquired Company or with respect to the Company Assets for any unpaid Taxes, and no assessment, deficiency, or adjustment has been asserted, proposed, or, to the Knowledge of Seller, threatened with respect to any Acquired Company or the Company Assets. No Tax audits, examinations for unpaid Taxes, or administrative or judicial proceedings are being conducted, are pending, or have been threatened in writing with respect to any Acquired Company or the Company Assets. No claim has ever been made in writing by a Taxing Authority in a jurisdiction in which any Acquired Company does not file Tax Returns that such Acquired Company is or may be required to file a Tax Return in that jurisdiction. No Acquired Company has received written notice from any Taxing Authority relating to any unresolved issue which would reasonably be expected to affect the Tax Liability of the Acquired Companies.

(c) There is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to any Acquired Company or the Company Assets or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any Acquired Company or the Company Assets.

(d) No Acquired Company is a party to or bound by any Tax allocation, sharing or indemnity agreements or arrangements with any Person (other than an agreement or arrangement the primary focus of which is not Taxes). No Acquired Company has been a member of an affiliated, consolidated, combined, unitary, or similar group (other than a group the common parent or reporting entity of which is Seller) or has any Liability for the Taxes of any Person (other than the Acquired Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by operation of Law, or by Contract (other than a Contract the primary focus of which is not Taxes).

(e) No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect any Acquired Company or the Company Assets.

(f) No Acquired Company has participated or engaged in any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b) (and all predecessor regulations) or similar provision of state, local or non-U.S. Law. Neither the Buyer nor any Acquired Company will be required to include any item of income in taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of (i) any prepaid amount received on or prior to the Closing Date or (ii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law).

(g) Each Acquired Company is currently, and has been since its formation, classified as an entity disregarded as separate from Seller for U.S. federal (and applicable state and local) income Tax purposes.

(h) Seller is not a foreign person as defined in Section 1445(f)(3) of the Code.

(i) No property owned by an Acquired Company (A) constitutes “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (B) is “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code or (C) is subject to a Section 467 rental agreement as defined in Section 467 of the Code. None of the Acquired Companies, nor any of the Company Assets, are currently the beneficiary or subject of any Tax holiday or abatement arrangement with any Taxing Authority for which compliance with the terms thereof has not been satisfied and the consummation of the transactions contemplated hereby will not have an adverse effect on the validity and effectiveness of any such arrangement. No written ruling has been received or requested from any Taxing Authority with respect to any Acquired Company or the Company Assets.

Section 4.7 Actions. Except as disclosed on Schedule 4.7, (a) there are, and since the Applicable Formation Date, there have been, no Actions pending or, to the Knowledge of Seller, threatened in writing against any Acquired Company, the Project or any of the Company Assets or its managers, officers or members in their capacity as such; and (b) there are, and since the Applicable Formation Date, there have been, no orders outstanding against any Acquired Company that provide for injunctive relief or, with respect to monetary damages, exceed $25,000.

Section 4.8 Compliance With Laws.

(a) No Acquired Company is in violation of or in default under any Law in any material respect.

(b) As of the Closing Date, each of the Acquired Companies has all Licenses necessary to conduct its business as conducted as of such date, and Schedule 4.8(b) (which shall be delivered to Buyer on or before the second Business Day prior to Closing) sets forth a list of all such Licenses. No written notice has been received by any Acquired Company from any Governmental Authority alleging the breach of, or failure to hold, any such License. All of such Licenses will be available for use by the Acquired Companies immediately after the Closing.

(c) Except for the Pipeline Sub, none of the Acquired Companies is regulated as a “common carrier” under applicable Law, and except for the Connecting Pipeline, none of the pipelines owned or operated by an Acquired Company are currently subject to regulation by FERC. The Acquired Companies are in material compliance with all applicable rules and regulations promulgated by FERC and with all orders, certificates, authorizations and permits issued by FERC, including those that pertain to all terms and conditions and rates charged for services. No consent, approval, authorization or certificate of, or notice to FERC is required in order for the transactions contemplated by this Agreement to be consummated. None of the Acquired Companies is subject to regulation under any applicable U.S. state Law or regulations (i) as a “public utility”, “public service company” or similar designation(s), or as a “holding company” or similar designation of such regulated entity, or (ii) respecting the rates charged by, or the financial or organizational regulation of, public utilities, common carriers or their Affiliates.

Section 4.9 Real Property.

(a) All real property owned by any Acquired Company, including all material buildings, structures, improvements and fixtures located thereon that constitute real property, or to which any Acquired Company has rights under easements or rights of way as of the Execution Date (collectively, the “Real Property”) is described on Schedule 4.9(a). Except as set forth on Items 13 and 30 of Schedule 4.9(a), with respect to the Real Property: (i) the applicable Acquired Company has good and valid title thereto, free and clear of all Liens other than Permitted Liens and (ii) no Acquired Company has leased, subleased or, except as provided within instruments granting easements or rights of way and rights of Persons owning title to real property subject to easements and rights of way, otherwise granted to any Person the right to use or occupy such Real Property or any portion thereof; provided, however, that the representation and warranty made pursuant to this sentence with respect to the real property interests identified in Item 8 of Schedule 4.9(a) is made only as of the Closing Date and not as of the date of this Agreement. Other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Real Property or any portion thereof or interest therein. No Acquired Company holds any real property pursuant to a lease, sublease or other similar agreement (written or oral).

(b) The real property interests that each Acquired Company holds in its respective Real Property are sufficient to enable such Acquired Company to locate, construct and operate the Project under and as contemplated by the Material Contracts and provides adequate ingress and egress for any reasonable purpose in connection with the construction, operation and maintenance of the Project. Adequate ingress and egress for reasonable purposes is available to the Real Property in connection with the construction, operation and maintenance of the Project under and as contemplated by the relevant Material Contracts. As of the Execution Date, no Acquired Company has been informed in writing by the owner of any Real Property encumbered by any Acquired Company’s rights under easements and rights of way that any Acquired Company is in material breach of its obligations with respect to such Real Property. A true and complete list of all owner policies of title insurance or leasehold policies of title insurance held by the Acquired Companies are set forth on Schedule 4.9(b).

(c) Each material easement or right-of-way evidenced in writing from any Person to any Acquired Company (collectively, the “Rights-of-Way”) is set forth on Schedule 4.9(a). The Acquired Companies own the Rights-of-Way free and clear of all Liens other than Permitted Liens. Except as set forth on Schedule 4.9(a), each Acquired Company has such Rights-of-Way as will be necessary to conduct the business of the Acquired Companies.

Section 4.10 Assets; Equipment.

(a) Except for Permitted Liens and property that has not yet transferred to the Company pursuant to the Construction Contract, the Acquired Companies, collectively, own, and have sole, exclusive, good and valid title to all Company Assets comprising tangible personal property. At Closing, the Company will have legal, exclusive, good and valid title to all Company Assets comprising tangible personal property, free and clear of all Liens other than Permitted Liens.

(b) As of the Execution Date, to the Knowledge of Seller, other than as set forth on Schedule 4.10(b), (i) all items of equipment and other tangible assets owned by the Acquired Companies are free of Defects and (ii) each payment made by Seller or the Company to the EPC Contractor under and pursuant to the Construction Contract was properly made and the conditions to such payment were either satisfied by the EPC Contractor or waived by the Seller or the Company.

Section 4.11 Intellectual Property. No Acquired Company owns or licenses any material Intellectual Property. The ownership and operation of each of the Acquired Companies do not, and would not reasonably be expected to, infringe, in any material respect, upon the Intellectual Property of any Person. The Acquired Companies own, possess or have the right to use pursuant to a valid and enforceable Contract, all Intellectual Property necessary for the operation of the Project.

Section 4.12 Contracts.

(a) Schedule 4.12 contains a true and complete list of each of the following Contracts to which any Acquired Company is a party (or that comprise the Barge Terminal Assets) as of the Execution Date (the “Material Contracts”):

(i) any Contract for the storage of liquid petroleum products that provides for the future payment by or to any Acquired Company of more than $100,000 per annum;

(ii) any Contract for the supply of goods or services to any Acquired Company that provides for future payments by or to any Acquired Company of more than $100,000 per annum;

(iii) any Contract or group of related Contracts with the same party for the sale or purchase of any goods or services (excluding the Contracts disclosed pursuant to the preceding clauses (i) and (ii)) that provides for the future payment by or to any Acquired Company of more than $100,000 per annum;

(iv) any Contract that grants to any Person a right to purchase any assets, business or capital stock of any Person (including any Acquired Company);

(v) any Contract that imposes exclusivity obligations upon any Acquired Company (or the operations or activities thereof) or contains covenants that limit or purport to limit the ability of any Acquired Company to engage in any line of business or compete with any Person in any geographic area;

(vi) any commitment to make any capital expenditure or to purchase a capital asset in excess of $100,000 individually or related commitments of $100,000 in the aggregate;

(vii) any Contract entered into or assumed by any Acquired Company that is an indemnity agreement or which has as its principal purpose the indemnification of any Person;

(viii) any Contract which relates to Indebtedness under which any Acquired Company has outstanding obligations or under which a Lien on any Acquired Companies’ properties or assets is imposed, including any Contract which relates to a Credit Support Obligation;

(ix) any Contract granting any customer a right to “most favored nation” pricing terms;

(x) any Contract for the sale or lease of any Real Property;

(xi) any Contract under which an Acquired Company has, or may have, as of or at any time following the Closing, any Liability to any investment bank, broker, financial advisor, finder or other similar Person (including an obligation to pay any legal, accounting, brokerage, finder’s, or similar fees or expenses) in connection with this Agreement or the transactions contemplated hereby;

(xii) any Contract concerning or consisting of a partnership, joint venture, joint operating or similar agreement or arrangement;

(xiii) any Contract relating to futures, hedges, swaps, collars, puts, calls, floors, caps, options or other Contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including hydrocarbons (collectively, “Hedging Agreements”); and

(xiv) any Contract under which any Acquired Company has directly or indirectly guaranteed any Liabilities or obligations of a third party.

(b) True and complete copies of all Material Contracts, have been made available to Buyer, in each case, as amended or otherwise modified and in effect.

(c) Each of the Material Contracts is in full force and effect in all material respects (other than those Material Contracts that will or would terminate in accordance with their terms prior to the Closing, in each case as set forth on Schedule 4.12) and constitutes a legal, valid and binding obligation of the applicable Acquired Company and, to the Knowledge of Seller, of any counterparties to such Material Contracts. Neither Acquired Company nor, to the Knowledge of Seller, any counterparty thereto, is in default or breach or violation of, or has repudiated any material provision of, or received written notice of any of the foregoing regarding, any such Material Contract. There exists no event, occurrence, condition or act that, with the giving of notice, the lapse of time or the happening of any further event or condition, would cause a material default by any Acquired Company, or to Seller’s Knowledge, any other party thereto, under any Material Contract.

Section 4.13 Insurance. Schedule 4.13 contains a true and complete list (including, in each case, the names of the insurers and the names of the Persons to whom such policies have been issued, the type and amount of coverage, and (in the case of any insurance policies issued to any Acquired Company) the expiration date of such policy) of all insurance policies currently in effect that insure the operations of any Acquired Company or relate to the ownership, use or operation of any of the Company Assets and that (a) have been issued to any Acquired Company or (b) have been issued to any Person (other than the Acquired Companies) for the benefit of any Acquired Company; provided, however, that Schedule 4.13 expressly excludes any other insurance coverage under which any Acquired Company may have derivative coverage by virtue of the Acquired Company’s ancillary insurance status as an “additional insured”, “additional named insured” or “beneficiary”. All premiums due under such policies have been paid, and neither the Acquired Companies nor Seller has received any written notice of cancellation, non-renewal or termination in respect of any such policy or is in default thereunder. Neither the Acquired Companies nor Seller has made any claim under any policy set forth on Schedule 4.13.

Section 4.14 Affiliate Transactions. Except as set forth on Schedule 4.14, (a) there are no Contracts or intercompany Liabilities between any Acquired Company, on the one hand, and Seller or any Affiliate of Seller (other than an Acquired Company), on the other, (b) neither Seller nor any Affiliate of Seller (other than an Acquired Company) provides, or causes to be provided, any assets, services or facilities to any Acquired Company and (c) no Acquired Company provides, or causes to be provided, any assets, services or facilities to Seller or any Affiliate of Seller (other than an Acquired Company).

Section 4.15 Employees Matters. No Acquired Company has, or has ever had, any employees, and no individual (including any individual considered by any Acquired Company to be an independent contractor or consultant) has made any claim that such individual is or was ever an employee of any Acquired Company. No Acquired Company maintains or has ever maintained, sponsored, administered or participated in, and does not and has not had any Liability for, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA).

Section 4.16 Environmental Matters. Except as set forth on Schedule 4.16, to the Knowledge of Seller, (a) each Acquired Company, the Project, the Barge Terminal Assets and the Expansion Land are, and during the five years preceding the Closing Date have been, in compliance with Environmental Laws in all material respects, (b) all Environmental Permits required for the operation (as currently operated) or ownership of each Acquired Company, the Project, the Barge Terminal Assets, and the Expansion Land have been obtained and maintained prior to and during the time required under Environmental Laws and are currently in full force and effect and the Acquired Companies, the Project, the Barge Terminal Assets and the Expansion Land are, and during the five years preceding the Closing Date have been, in compliance with all such Environmental Permits in all material respects, (c) Seller, with respect to the Project, the Barge Terminal Assets, and the Expansion Land, and the Acquired Companies, have not received any written notice regarding any actual or alleged violation of Environmental Laws, or any Liabilities arising under, Environmental Laws, that remains pending or unresolved or imposes ongoing material obligations or Liabilities, (d) with respect to Seller (with respect to the Project), the Project, the Barge Terminal Assets, the Expansion Land, and the Acquired Companies, there has been no Release, transportation, disposal, or arrangement for the disposal of, or exposure of any Person to, any Hazardous Materials, that could give rise to any material Liability under Environmental Laws, (e) except for customary indemnities in engineering, procurement and construction contracts and in service agreements, each of which has been furnished to Buyer, no Acquired Company has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any Liability of any other Person relating to Environmental Laws or Hazardous Materials, and (f) without limiting the generality of the foregoing, there are no past or present circumstances, conditions, events or incidents that could form the basis of any material Environmental Action against, or material Liability of, any Acquired Company. Seller and the Acquired Companies have furnished to Buyer all material environmental audits, reports, and other material environmental documents relating to each Acquired Company or their predecessors, and the Project, the Barge Terminal Assets and the Expansion Land, that are in their reasonable possession or control.

Section 4.17 Brokers. Neither Seller nor any of its Affiliates has authorized any Person to act as broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement and the negotiations leading to it which will have a right of payment or claim against Buyer or any of its Affiliates.

Section 4.18 Indebtedness. Neither Acquired Company has any Indebtedness.

Section 4.19 No Undisclosed Liabilities. Except as set forth on the attached Schedule 4.19, no Acquired Company has any Liabilities that would be required to be reflected on a balance sheet prepared in accordance with GAAP other than Liabilities which have arisen after the Applicable Formation Date in the ordinary course of business (none of which is a Liability for breach of Contract, breach of warranty, tort or infringement, violation of Law or an Action).

Section 4.20 NO OTHER REPRESENTATIONS OR WARRANTIES. EXCEPT FOR, AND TO THE EXTENT OF, THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III AND THIS ARTICLE IV, NONE OF SELLER, ANY ACQUIRED COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES, OR THEIR RESPECTIVE REPRESENTATIVES ARE MAKING OR HAVE MADE ANY REPRESENTATIONS OR WARRANTIES OF ANY SORT TO OR FOR THE BENEFIT OF BUYER, WHETHER ORAL OR WRITTEN OR EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO CONDITION, MERCHANTABILITY, COMPLIANCE WITH LAW, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND SELLER EXPRESSLY DISCLAIMS ANY OTHER REPRESENTATIONS AND WARRANTIES AND ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER BY ANY REPRESENTATIVE OF SELLER, ANY ACQUIRED COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES), AND THE SALE OF THE ACQUIRED COMPANIES AS PROVIDED FOR HEREIN IS MADE ON AN “AS IS, WHERE IS” CONDITION AND BASIS “WITH ALL FAULTS”.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to any disclosures in the Schedules, Buyer represents and warrants to Seller as of the Execution Date and as of the Closing Date (for the avoidance of doubt, to the extent any of the following representations or warranties refers to a state of affairs as of a specific date, such representation and warranty is made only with respect to such state of affairs as of such specific date):

Section 5.1 Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has full power, authority and capacity to execute and deliver the Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Buyer has full authority to conduct its business as and to the extent now conducted.

Section 5.2 Authority. The execution, delivery and performance of the Transaction Documents by Buyer, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by Buyer, and no other action on the part of Buyer is necessary to authorize the execution, delivery and performance of the Transaction Documents by Buyer and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Buyer, and upon the execution and delivery by Seller of this Agreement and by Buyer and Seller of the other Transaction Documents, the Transaction Documents shall constitute, legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms and except as enforceability may be limited by bankruptcy, insolvency, reorganizations, moratorium or other Laws affecting creditors’ rights generally on equitable principles.

Section 5.3 No Conflicts. The execution, delivery and performance by Buyer of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with the Organizational Documents of Buyer, (b) assuming compliance with the matters referred to in Section 5.4, violate or conflict with any Law or (c) require any consent or other action by any Person under, constitute a default under, result in a violation of or conflict with, or give rise to any right of termination, cancellation, modification or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any Contract binding upon Buyer, except, in the cases of clauses (b) and (c), for any such violations, conflicts, consents, actions, defaults, rights or losses of benefits that would not, individually or in the aggregate, materially impair or delay Buyer’s ability to consummate the transactions contemplated by the Transaction Documents.

Section 5.4 Governmental Approvals. The execution, delivery and performance by Buyer of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, consent or approval of, or filing or notification by Buyer with or to, any Governmental Authority, other than any such actions, notifications or filings the absence or omission of which would not, individually or in the aggregate, reasonably be expected to materially impair or delay Buyer’s ability to consummate the transactions contemplated by the Transaction Documents.

Section 5.5 Forecasts and Projections. In connection with Buyer’s investigation of the Acquired Companies, the Project, the Barge Terminal Assets and the Expansion Land, Buyer may have received, or may from time to time receive, from Seller or its Affiliates and their respective Representatives certain estimates, projections and other forecasts for the Project, the Barge Terminal Assets and the Expansion Land, and certain business plan and budget information and other data and information. Buyer acknowledges that (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets and the interpretation and analysis of such information and data; (b) Buyer is a sophisticated purchaser and is familiar with such uncertainties; (c) Buyer is making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it and performing (or causing to be performed) its own independent analysis, and interpretation of data and information so furnished to it, to the extent Buyer has deemed prudent and appropriate; and (d) without limiting Buyer’s rights pursuant to Article X with respect to a breach of Seller’s representations and warranties contained in Article III or Article IV, Buyer shall not assert any claim against, or attempt to hold liable, Seller, or any of its Affiliates or their respective Representatives with respect to such information and data.

Section 5.6 Financing. Concurrently with the execution of this Agreement, Buyer has delivered or caused to be delivered to Seller true and complete copies of: (i) an executed commitment letter, dated as of the Execution Date, by SunTrust Bank and SunTrust Robinson Humphrey, Inc. (together with their respective Affiliates (and any institutions providing commitments in replacement thereof), and any of their respective officers, directors, employees, agents, advisors and representatives and any successors permitted assignees thereunder, the “Debt Financing Sources”) regarding the terms and conditions of the financing to be provided by such commitment letters (such commitment letters, including all exhibits, schedules, annexes and amendments thereto and a corresponding customarily redacted fee letter, collectively, the “Debt Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Debt Financing Sources have agreed to lend the amounts to Arc Terminals Holdings LLC set forth therein (the “Debt Financing”) for the purpose of funding a portion of the transactions contemplated by this Agreement and (ii) the executed equity commitment letters (the “Equity Commitment Letters” and, together with the Debt Commitment Letters, the “Commitment Letters”), dated as of the date hereof entered into by each of Aircraft Services Corporation, an affiliate of GE Energy Financial Services, and Arc Logistics Partners LP (collectively, the “Investors”), pursuant to which, upon the terms and subject to the conditions set forth therein, each of the Investors has committed to invest in Buyer the cash amount set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). In addition, Buyer has furnished Seller a customarily redacted fee letter associated with such Debt Commitment Letters. As of the date hereof, there are no side letters or other arrangements relating to the funding or investing, as applicable, set forth in the Commitment Letters furnished to Seller that could adversely affect the amount or availability of the Financing on the Closing Date. As of the date hereof, the Commitment Letters are in full force and effect, are valid and binding obligations of Buyer and, to the knowledge of Buyer, the other parties thereto and are not subject to any conditions precedent related to the funding of the net proceeds of the Financing that are not set forth therein. The Commitment Letters have not been amended or modified prior to the date hereof, no amendment or modification is contemplated as of the date hereof, and the respective commitments contained in the Commitment Letters have not been reduced, withdrawn or rescinded as of the date hereof. As of the date hereof, Buyer is not aware of any event that has occurred which, with or without notice, lapse of time or both, would constitute a default or breach by Buyer under any term or condition of the Commitment Letters. Assuming satisfaction of the conditions set forth in Section 8.1, as of the date hereof, Buyer has no reason to believe that the conditions to fund set forth in the Commitment Letters will not be satisfied. Buyer or an Affiliate thereof on its behalf has fully paid any and all commitment or other fees required by the Debt Commitment Letters to be paid by the date hereof. Subject to the terms and conditions thereof, including the termination provisions thereof, the Equity Commitment Letters provide, and will continue to provide, that Seller is a third party beneficiary thereof and is entitled to enforce the Equity Commitment Letters. Assuming the Financing is fully funded in accordance with the terms of the applicable Commitment Letter, the Financing will be sufficient at the Closing to enable Buyer to consummate the Closing in accordance with the terms hereof.

Section 5.7 Brokers. Neither Buyer nor any of its Affiliates has authorized any Person to act as broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement and the negotiations leading to it which will have a right of payment or claim against Seller or any of its Affiliates.

Section 5.8 Investment Representations; Buyer Acknowledgment.

(a) Buyer is acquiring the Membership Interests for its own account for purposes of investment and not for the account of any other Person, not for resale to any other Person and not with a view to or in connection with an offer, sale or distribution of the Membership Interests. Buyer has no present or contemplated agreement, undertaking, arrangement, obligation or commitment for the disposition of the Membership Interests by Buyer.

(b) Buyer acknowledges and agrees that (i) Buyer has sufficient knowledge and experience in finance and business such that it is capable of evaluating the risks and merits of its investment in the Membership Interests and Buyer is able financially to bear the risks thereof; (ii) Buyer and its directors, officers, employees, attorneys, accountants and advisors have been given the opportunity to examine to the full extent deemed necessary and desirable by Buyer all of the Books and Records and other information with respect to the Acquired Companies; (iii) Seller has made available to Buyer and its Representatives to the full extent deemed necessary and desirable by Buyer the opportunity to ask questions of the officers and management employees of Seller and the Acquired Companies concerning the terms and conditions of this Agreement and the transactions contemplated herein, the operations, market potential, capitalization, financial condition, assets, properties and prospects of the Acquired Companies, and all other matters deemed relevant by Buyer; (iv) Buyer has independently determined the scope of its investigations of the Acquired Companies and for the manner in which such investigations have been conducted, has examined the Acquired Companies to Buyer’s full satisfaction and the purchase and sale of the Membership Interests and consummation of the transactions contemplated hereby are done entirely on the basis of Buyer’s own investigation; and (v) Buyer has not relied on Seller or its Affiliates (including the Acquired Companies) with respect to any matter in connection with Buyer’s evaluation of, the Acquired Companies, other than the representations and warranties of Seller expressly set forth in this Agreement. Buyer acknowledges that the Acquired Companies have not been operated on a stand-alone basis and further acknowledges and agrees that Seller is not making any express or implied representation or warranty with respect to the operation of the Acquired Companies from and after the Closing.

ARTICLE VI

COVENANTS

Section 6.1 Conduct and Operations. From and after the Execution Date until the Closing (the “Interim Period”), except (A) as set forth on Schedule 6.1(A), (B) for the activities covered by capital commitments described on Schedule 6.1(B), (C) for actions taken in connection with emergency situations or as may be required by Law, provided that Seller notifies Buyer thereof within a reasonable period thereafter, (D) as expressly contemplated by this Agreement or (E) as consented to in writing by Buyer (which consent shall not be unreasonably delayed, withheld or conditioned):

(a) Seller shall cause each Acquired Company to:

(i) conduct its business in the ordinary course of business;

(ii) use commercially reasonable efforts to maintain all of its assets in the ordinary course of business;

(iii) use commercially reasonable efforts to preserve the goodwill of its business and its relationships with customers, contractors, suppliers, vendors and service providers;

(iv) maintain its Books and Records in the ordinary course of business;

(v) perform and comply in all material respects with the Material Contracts;

(vi) comply in all material respects with Laws; and

(vii) maintain all material Licenses required for the conduct of its business and the ownership of its properties.

(b) Seller shall cause each Acquired Company not to:

(i) authorize or effect any change in its Organizational Documents in any manner;

(ii) acquire, redeem, issue, sell or otherwise dispose of any of its Equity Interests (and Seller shall not acquire, redeem, issue, sell or otherwise dispose of any of the Membership Interests) or enter into any Contract with respect to the sale, voting, registration or repurchase of any Equity Interests of the Acquired Companies, including the Membership Interests;

(iii) issue any note, bond or other debt security in any amount or create, incur, assume or guarantee any Indebtedness or mortgage or encumber any Company Assets (other than Permitted Liens) or permit any Company Assets to become subject to any Liens (other than Permitted Liens);

(iv) cancel, compromise or settle any Action in excess of $25,000, or waive or release any material rights (except for any Action arising out of the Construction Contract, other than an Action that would require Company’s consent under the Construction Management Agreement if such agreement were in effect as of the Execution Date);

(v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(vi) acquire (by merger, amalgamation, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit;

(vii) make or change any material Tax elections, enter into any agreement relating to Taxes, including closing agreements with Taxing authorities, settle or compromise any Tax claim or liability, file any amended Tax Return, change an annual Tax accounting period, adopt or change any Tax accounting method, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any Acquired Company or Company Assets;

(viii) buy or sell, or enter into any agreement to buy or sell, any asset which exceeds $100,000 in value (other than (A) any asset required to be purchased pursuant to the Approved Cost Plan and the Project Schedule or otherwise in accordance with the terms and conditions of the Construction Contract or required to achieve the Commencement Date or (B) as set forth on Schedule 6.1(b)(viii));

(ix) enter into any Contract which, (A) if entered into prior to the Execution Date, would have been required to be disclosed to Buyer as a Material Contract or (B) is a Contract (whether or not involving the payment of a fee) for rail operations, access or related services (including services to facilitate the transportation of rail cars to or from the Rail Terminal), with the exception of (1) the Industry Track Agreement between Canadian National Railroad Company (or one of its Affiliates) and the Company, (2) the Locomotive Layover Agreement between Canadian National Railroad Company (or one of its Affiliates) and the Company, (3) the Service Agreement between SGS Petroleum Service Corporation and the Company, (4) Quit Claim Deed from CenterPoint Joliet Terminal Railroad to the Pipeline Sub, (5) Bill of Sale, Assignment and Assumption Agreement between CenterPoint Joliet Terminal Railroad LLC and the Company and (6) the Infrastructure Agreement between Canadian National

Railroad Company (or one of its Affiliates) and the Company (provided that the agreements described in the foregoing clauses (1) through (5) shall be entered into on substantially the same terms and conditions as the applicable form of agreement set forth on Schedule 6.1(b)(ix)); in each case unless required under applicable Law;

(x) incur, authorize or commit to make any capital expenditure (or series of related capital expenditures) that exceeds $10,000 in the aggregate, other than such capital expenditures set forth in the Approved Cost Plan and Project Schedule or otherwise in accordance with the terms and conditions of the Construction Contract or required to achieve the Commencement Date;

(xi) hire any independent contractor (other than as contemplated under the Construction Contract or required to achieve the Commencement Date) or employee;

(xii) agree to the amendment or termination of (partially or completely), or the waiver or relinquishment of any right under, any Material Contract (except with respect to the Construction Contract, other than a waiver or relinquishment that would require Company’s consent under the Construction Management Agreement if such agreement were in effect as of the Execution Date), unless required under applicable Law;

(xiii) enter into, or agree to enter into, any Hedging Agreements; or

(xiv) agree or otherwise commit to take any of the actions prohibited by Section 6.1(b)(i) through Section 6.1(b)(xiii).

Buyer acknowledges (x) Seller’s right to control or direct any Acquired Company’s or Seller’s development or operation of the Project, the Barge Terminal Assets or the Expansion Land before the Closing, and (y) that, before the Closing, Seller shall, with respect to the Acquired Companies, the Project, the Barge Terminal Assets and the Expansion Land, exercise complete control and supervision thereof, in each case under clauses (x) and (y) subject to the terms and conditions of this Agreement.

Section 6.2 Access of Buyer.

(a) During the Interim Period Seller shall, or Seller shall cause the Acquired Companies to (i) give Buyer and its Representatives reasonable access to the Books and Records and the properties of the Acquired Companies and shall provide Buyer and its Representatives with information as to the Acquired Companies as reasonably requested by Buyer and (ii) permit Buyer to contact Seller’s employees, the Major Customer and the EPC Contractor in connection with the transactions contemplated by this Agreement. Any investigation or contact pursuant to this Section 6.2 shall (x) be conducted at Buyer’s sole expense, during normal business hours and in such manner so as not to interfere with the conduct of the respective businesses of Seller and the Acquired Companies and, to the extent so requested by any Acquired Company, under the supervision of a Representative of the applicable Acquired Company, and (y) not be conducted without prior notice to, and approval of, the applicable Acquired Company. Notwithstanding the foregoing, Buyer shall not (A) conduct any invasive sampling or testing of any soil, surface water, or groundwater typically referred to as a ‘Phase II’ environmental site assessment, or (B) have access to any information if doing so could violate any Contract or Law to which Seller, any Acquired Company or any of their respective Affiliates is a party or is subject or which such Person believes in good faith could jeopardize any attorney-client or other legal privilege. Without limiting the foregoing, in the event that Seller does not provide access or information in reliance on clause (B) above, Seller shall (1) use its reasonable best efforts to communicate to the extent feasible, the applicable information in a way that would not violate the applicable Contract, Law or privilege and (2) without limiting Seller’s obligations under the preceding clause (1), use its commercially reasonable efforts to cause any confidentiality obligations to be waived under such applicable Contracts. Buyer shall, and Buyer shall cause all of its Representatives to, abide by Seller’s and any third party’s safety rules, regulations and operating policies while conducting Buyer’s due diligence investigation.

(b) Buyer shall indemnify Seller and its Affiliates from and against any and all liabilities arising out of, resulting from or relating to any personal injury to, or property damage caused by, Buyer’s Representatives during the course of any office visit, field visit, environmental property assessment, conduct of any Survey or other physical due diligence investigation conducted by Buyer or any Representative of Buyer with respect to the Acquired Companies, EVEN IF SUCH DAMAGES ARISE OUT OF OR RESULT FROM, IN WHOLE OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF, OR THE VIOLATION OF LAW BY, SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES, EXCEPTING ONLY THOSE DAMAGES ACTUALLY RESULTING ON THE ACCOUNT OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES.

(c) None of Seller, any Acquired Company or any of their respective Representatives makes any representation or warranty as to the accuracy of any information provided pursuant to this Section 6.2, and Buyer may not rely on the accuracy of any such information, in each case other than as expressly set forth in the representations and warranties contained in Article III or Article IV. All information provided or made available to Buyer or any of its Representatives will be subject to the Confidentiality Agreement. Buyer acknowledges and agrees that it shall be deemed to be a “Representative” under the Confidentiality Agreement.

(d) Buyer shall, and after the Closing shall cause the Acquired Companies to, preserve and keep the Books and Records for at least six years following the Closing Date or for such longer period as may be required by Law.

Section 6.3 [RESERVED].

Section 6.4 Approvals. Until the Closing occurs, the Parties shall use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to secure and deliver all necessary notices, consents, approvals, authorizations, exemptions and waivers from Governmental Authorities and other third parties (including notices, consents and assignments under those agreements listed on Schedule 3.4 and Schedule 4.3) as shall be required in order to enable the Parties to effect the transactions contemplated hereby, and the Parties shall otherwise use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to cause the consummation of such transactions in accordance with the terms and conditions hereof and to cause all conditions contained in this Agreement over which each of them respectively has control to be satisfied; provided, however, that in connection with obtaining any such consent, (i) without the prior written consent of Buyer, Seller shall not permit the Acquired Companies to commit to pay to such Person whose consent is being solicited any cash or other consideration or make any other material commitment or incur any material liability or other material obligation or modify any such Contract in a material manner, and (ii) none of Seller or Buyer or their respective Affiliates (other than the Acquired Companies which are the subject of the immediately preceding clause (i)) shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation (other than, in the case of any Governmental Authority, any filing fee or charge required to be paid under any applicable Law).

Section 6.5 Resignation and Removal. At or prior to the Closing (and effective as of the Closing), Seller shall cause the removal (or accept the resignation) of each manager, officer or director, as applicable, nominated or appointed by Seller or its Affiliates to any board or operating, management or other committee of any Acquired Company except as specified in writing by Buyer prior to Closing.

Section 6.6 Notification of Certain Matters. During the Interim Period, Seller, on the one hand, and Buyer on the other, shall each promptly notify the other of: (a) the receipt of any written notice from any third party whose consent or approval is required in connection with the transactions contemplated by the Transaction Documents, denying such consent or approval; (b) the receipt of any written notice from any Governmental Authority in connection with the transactions contemplated hereby; (c) any event or events that individually or in the aggregate would have, or would reasonably be expected to have, a Material Adverse Effect on the Acquired Companies; or (d) any condition or fact that would not permit either Seller or Buyer to satisfy a condition to the other’s obligation to effect the transactions contemplated hereby; provided, that failure to provide notice under this Section 6.6 shall have no effect on the Closing conditions set forth in Article VIII.

Section 6.7 Confidentiality.

(a) The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect through the Closing in accordance with its terms. Upon the Closing, confidential information of the Acquired Companies shall be deemed to be confidential information of Buyer (and not of Seller) and Buyer shall have no further obligation under the Confidentiality Agreement.

(b) Seller acknowledges that the success of the Acquired Companies after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by Seller, that the preservation of the confidentiality of such information by Seller is an essential premise of the bargain between Seller and Buyer, and that Buyer would be unwilling to enter into this Agreement in the absence of this Section 6.7(b). Accordingly, Seller hereby agrees with Buyer that Seller, its Affiliates and its and its Affiliate’s Representatives shall not, and that Seller shall cause its Affiliates and such Representatives not to, at any time on or after the Closing Date until the third anniversary thereof, directly or indirectly, without the prior written consent of Buyer, disclose or use, any information involving or relating to any Acquired Company; provided, that the information subject to this Section 6.7(b) will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); provided, further, that the provisions of this Section 6.7(b) will not prohibit any retention of copies of records or disclosure (i) required by any applicable Law or Governmental Authority or in connection with any judicial or similar proceeding or Governmental Order so long as reasonable prior notice is given to Buyer of such disclosure and a reasonable opportunity is afforded Buyer to contest the same or (ii) made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated by this Agreement. Seller agrees that it shall be responsible for any breach or violation of the provisions of this Section 6.7(b) by any of its Affiliates or its or its Affiliates’ Representatives.

(c) Buyer and Seller each acknowledges and agrees that the Transaction Documents, and the transactions contemplated thereby, are confidential, and the contents of the Transaction Documents shall not be disclosed to any Person; provided, that the provisions of this Section 6.7(c) will not prohibit disclosures (i) to a Party’s Affiliates or to the Debt Financing Sources, (ii) required by any applicable Law or Governmental Authority in connection with any judicial or similar proceeding or Governmental Order so long as reasonable prior notice of such disclosure is given by the Party seeking to disclose confidential information to the other Party hereto and a reasonable opportunity is afforded such other Party to contest the same or (iii) made in connection with the enforcement of any right or remedy under any Transaction Document or the transactions contemplated thereby; provided further, that, Buyer and its Affiliates (including Arc Logistics Partners LP) may describe the Transaction Documents and file the forms thereof in filings with the Securities and Exchange Commission (provided that Buyer shall provide Seller a reasonable opportunity to review and comment upon such filings in advance of making such filings (and to seek in good faith to incorporate such comments as are reasonably appropriate in respect of such filings) and shall seek at Seller’s request confidential treatment of those commercially sensitive portions of the Transaction Documents in such filings).

Section 6.8 Exclusivity. From the Execution Date until the Closing, or the earlier termination of this Agreement in accordance with Article XI, neither the Company nor Seller shall (and the Company and Seller shall not cause or permit their respective Affiliates or any of their or their Affiliates’ Representatives to) directly or indirectly: (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any Equity Interests in the Acquired Companies or any merger, recapitalization, share exchange, sale of Company Assets or any similar transaction or any other alternative to the transactions contemplated hereby or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner, any effort or attempt by any Person to do or seek any of the foregoing.

Section 6.9 Eminent Domain Proceeds. If Seller or any of its Affiliates receives any compensation or other proceeds with respect to any Action in eminent domain or similar Action affecting any Real Property, Seller shall, and shall cause its Affiliates to, promptly remit any such amounts to the Company.

Section 6.10 Non-Solicitation of Employees. From the Execution Date until the two year anniversary of the earlier to occur of (i) the Closing Date and (ii) the termination of this Agreement (as applicable), Buyer will not, and will cause Arc Logistics GP LLC and the Acquired Companies (from and after the Closing) not to, directly or indirectly, solicit for employment (other than general solicitations of employment not specifically directed towards officers or employees of Seller or its Affiliates) or employ any officer or employee of the Seller or its Affiliates without obtaining the prior written consent of Seller. From the Execution Date until the two year anniversary of the earlier to occur of (i) the Closing Date and (ii) the termination of this Agreement (as applicable), Seller will not, and will cause its Affiliates not to, directly or indirectly, solicit for employment (other than general solicitations of employment not specifically directed towards officers or employees of Buyer and its Affiliates, including, after the Closing, the Acquired Companies) or employ any officer or employee of the Buyer and its Affiliates, including, after the Closing, the Acquired Companies, without obtaining the prior written consent of Buyer.

Section 6.11 Deposit Letter of Credit. Until the earlier to occur of (i) the Closing and (ii) ten Business Days following any termination of this Agreement (or, if a claim has been made prior to such date in respect of or relating to the Deposit Letter of Credit or the subject matter thereof and such claim has not been resolved, such longer amount of time as necessary to resolve such claim), Buyer shall not cause the Deposit Letter of Credit to be amended or terminated.

Section 6.12 Bonds and Letters of Credit.

(a) Buyer shall use reasonable best efforts to cause itself, the Company or the Pipeline Sub to be substituted in all respects for Seller, and for Seller to be released, effective as of the Closing or (if such substitution and release cannot be effected at Closing) as soon as possible after the Closing, in respect of all obligations of Seller, for such bonds and letters of credit set forth in Schedule 6.12(a) (the “Credit Support Obligations”); provided, that Buyer shall not be required to agree to waive any rights (or to cause any Acquired Company to waive any rights) or to provide any other payment or consideration to the beneficiaries of the Credit Support Obligations in order to obtain such release. For any Credit Support Obligation for which Buyer, one of its Affiliates or the Acquired Companies, as applicable, is not substituted in all respects of Seller (and for which Seller is not released) effective as of the Closing, Buyer shall continue to use its reasonable best efforts and shall cause its Affiliates and the Acquired Companies to use their reasonable best efforts to effect such substitution and release after the Closing.

(b) After the Closing, Buyer and the Acquired Companies, jointly and severally, shall forever indemnify, defend and hold harmless Seller against any Liabilities relating to or arising from events occurring after the Closing that Seller suffers, incurs or is liable for by reason of or arising out of or in consequence of: (i) Seller issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any Credit Support Obligation; (ii) any claim or demand for payment made on Seller with respect to any of the Credit Support Obligations; or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Credit Support Obligation.

Section 6.13 [RESERVED].

Section 6.14 Commencement Date. Seller shall deliver written notice to Buyer on or before the day that is five days before the date on which the Major Customer has confirmed (or expects the Major Customer to confirm) the Commencement Date will occur.

Section 6.15 Final Completion.

(a) After Closing, on and subject to the terms of the Construction Contract and the Construction Management Agreement, Seller shall use its reasonable best efforts to achieve, and to cause the EPC Contractor (and any other applicable third party contractors or service providers) to achieve, Final Completion in accordance with the Approved Cost Plan and the Project Schedule and otherwise in accordance with the terms and conditions of the Construction Contract and the Construction Management Agreement in all material respects.

(b) Seller shall pay all of the costs and expenses of Company under and pursuant to the Construction Contract and any other contract or agreement with any third party that are required to achieve Final Completion. Seller shall compensate the EPC Contractor for amounts due to it under the Construction Contract, including, without limitation, by applying amounts placed in escrow with the Escrow Agent under and in accordance with this Section 6.15, the Construction Management Agreement and the Construction Contract and shall compensate other third parties, as required, pursuant to the applicable Contract or agreement with such third party.

(c) The “Final Completion Escrow Amount” shall be an amount that represents the Seller’s good faith estimate as of the Closing of (i) the remaining unpaid amounts that will be required to be paid to EPC Contractor under and pursuant to the Construction Contract to achieve Final Completion plus (ii) any and all amounts then retained by the Acquired Companies under and pursuant to the Construction Contract, which amounts shall be released by the Parties to meet invoices properly issued by and payable to the EPC Contractor under the Construction Contract.

(d) Subject to the terms of the Construction Management Agreement, Buyer shall use, and, from and after Closing, shall cause the Acquired Companies to use, all reasonable best efforts to assist Seller in meeting its obligations under this Section 6.15, including taking any actions and delivering any documents or instruments required to do so and providing the EPC Contractor and Seller with all necessary access to the Company Assets; provided that, if such assistance requires Buyer or any Acquired Company to incur any out-of-pocket third party fees and expenses, Seller shall reimburse Buyer and/or the Acquired Companies, as applicable, for all such fees and expenses.

Section 6.16 Financing.

(a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary to obtain the Financing on the terms and conditions stated in the Commitment Letters (including any “flex” provisions included therein), by the Closing, including (i) maintaining in effect the Commitment Letters, (ii) negotiating definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on the terms and conditions contained in the Debt Commitment Letters (including any “flex” provisions) or on such other terms and conditions acceptable to Buyer as would not adversely impact the timing or the amount of the Debt Financing in an amount less than that required to consummate the transactions herein (after taking into account the funds to be made available under the Equity Commitment Letters), (iii) satisfying on a timely basis (taking into account the expected timing of the Closing) all the conditions and covenants applicable to Buyer obtaining the financing contemplated by the Commitment Letters to the extent such conditions and covenants are in Buyer’s or any Affiliate of Buyer’s control and (iv) taking enforcement action (including through litigation) to cause the Debt Financing Sources providing such financing to comply with their obligations under the Debt Commitment Letter and, subject to the terms and conditions of such Debt Commitment Letter, to fund such financing. Buyer shall promptly provide Seller, upon reasonable request, with such information as shall be reasonably necessary to allow Seller to monitor the progress of such financing activities. Seller shall be entitled, upon reasonable request given in writing to Buyer at least three Business Days in advance, to consult with Buyer’s Investors and Debt Financing Sources regarding the Financing, solely to the extent that a Representative of Buyer is present during any such consultation.

(b) Neither Buyer nor its Affiliates will amend, modify, terminate, assign or agree to any waiver under the Commitment Letters without the prior written approval of Seller if such amendment, modification, termination, assignment or waiver would impose new or additional conditions or otherwise expand or adversely amend any of the conditions to the receipt of the financing in a manner that would reasonably be expected to delay or prevent the Closing, reduce the cash amount of the funding commitments thereunder (unless after giving effect thereto there is a corresponding increase in amounts available under the Equity Commitment Letters), adversely impact the ability of Buyer to enforce its rights under any Commitment Letter or adversely impact the ability of the Buyer to consummate the transactions contemplated by this Agreement (collectively, the “Restricted Commitment Letter Amendments”); provided that Buyer may amend the Debt Commitment Letters to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date hereof. Notwithstanding anything in this Agreement to the contrary, one or more Debt Commitment Letters may be superseded at the option of Buyer after the date hereof but prior to the Closing by new debt commitment letters (the “New Debt Commitment Letters”) which replace the existing Debt Commitment Letters; provided that, the terms of the New Debt Commitment Letters shall not impose new or additional conditions or adversely amend the existing conditions to the receipt of the Debt Financing as set forth in the Debt Commitment Letters or otherwise implement any Restricted Commitment Letter Amendments. If funds in the amounts necessary to consummate the transactions herein become unavailable within the time contemplated in the Commitment Letters, Buyer shall use its reasonable best efforts to obtain substitute financing from alternative sources, on terms and conditions as are not less favorable to Buyer (in the reasonable judgment of Buyer) than those set forth in the Debt Commitment Letters as in effect prior to such alternative financing and, sufficient to enable Buyer to consummate the transactions contemplated by this Agreement in accordance with its terms (the “Substitute Financing”). In any event where Buyer enters into New Debt Commitment Letters or a Substitute Financing, the term “Debt Commitment Letters” as used herein shall be deemed to include the Debt Commitment Letters that are not so superseded at the time in question and the New Debt Commitment Letters to the extent then in effect. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.16 shall require, and in no event shall the reasonable best efforts of Buyer be deemed or construed to require, Buyer to (i) pay any fees to the lenders in excess of those contemplated in the Debt Commitment Letters and related fee letters (including the “flex” provisions thereof) as of the Execution Date, whether to secure waiver of any conditions contained therein or otherwise, (ii) amend or waive any of the terms or conditions hereof, (iii) consummate the Closing at any time prior to the date determined in accordance with Section 9.1 or (iv) except to the extent required by the Debt Commitment Letters, use any cash or other assets on its balance sheet to pay any portion of the Closing Payment.

(c) Buyer shall promptly notify Seller in writing (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by Buyer under the Commitment Letters or any definitive agreements related thereto or, to the knowledge of Buyer, any other party to any Commitment Letter or definitive agreements related thereto, and (ii) of the receipt by Buyer of any written notice or other written communication from any Person with respect to any actual or alleged material breach, default, termination or repudiation by any party to any Commitment Letter or any definitive agreement related thereto or any provision of the financing contemplated pursuant to the Commitment Letters.

Section 6.17 Financing Cooperation. Seller shall use its reasonable best efforts to provide, and shall cause each of its Affiliates to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting advisors, to provide, all cooperation reasonably requested by Buyer and Arc Terminals Holdings LLC that is customary or necessary in connection with arranging, obtaining and syndicating the Financing and causing the conditions in the Commitment Letters to be satisfied, including:

(a) assisting with the preparation of customary information memoranda, marketing materials and lender presentations in connection with the Financing, including assistance with the preparation of customary disclosures to be included therein;

(b) assisting Buyer and Arc Terminals Holdings LLC in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter;

(c) assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Financing (but not a solvency certificate) and other customary documents as may be reasonably requested by Buyer or Arc Terminals Holdings LLC;

(d) facilitating the pledging of collateral for the Financing;

(e) assisting the Debt Financing Sources in benefiting from the existing lending relationships of the Acquired Companies;

(f) requesting from the Company’s existing lenders such customary documents in connection with refinancings as requested by Buyer or Arc Terminals Holdings LLC in connection with the Financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge;

(g) furnishing Buyer, Arc Logistics Partners LP and the Debt Financing Sources at least 5 Business Days prior to the Closing Date with all documentation and other information required by Governmental Authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended;

(h) consenting to the use of the Acquired Companies’ logos in connection with the Financing in a form and manner mutually agreed with Seller; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage Seller or any of its Subsidiaries or the reputation or goodwill of Seller or any of its Subsidiaries;

(i) providing due diligence materials reasonably requested by the Debt Financing Sources; and

(j) cooperating with Buyer and Arc Terminals Holdings LLC, and taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer or Arc Terminals Holdings LLC to permit the consummation of the Financing;

provided, however, that (A) nothing in this Section 6.17 shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Acquired Companies, (B) no Acquired Company shall be required to incur any Liability that is not contingent upon the Closing (or, without limitation of the foregoing, execute any definitive financing documents prior to the Closing or any other agreement, certificate, document or instrument that would be effective prior to the Closing), (C) such requested cooperation shall not require Seller to waive or amend any terms of this Agreement, (D) none of the Seller or any of the Acquired Companies shall be obligated to adopt resolutions or execute consents to approve or authorize the Debt Financing prior to Closing, and (E) such requested cooperation shall not require Seller or any of the Acquired Companies to take any action that would conflict with any applicable Law, the Organizational Documents of Seller or any of the Acquired Companies or result in the contravention of, or would reasonably be expected to result in the violation or breach of, or default under, any material contract to which Seller or any of the Acquired Companies is a party. It is understood and agreed by Buyer that receipt of third-party financing is not a condition to the obligation of Buyer to consummate the Closing. Buyer shall reimburse Seller and its Representatives for all reasonable and documented out-of-pocket costs (including attorneys’ fees) incurred by Seller or any of its Representatives in connection with the cooperation described in this Section 6.17.

Section 6.18 Insurance. Buyer and Seller shall use their respective reasonable best efforts to, prior to Mechanical Completion, arrange an “All Risk Property” insurance policy in an amount equal to the replacement cost of the Facility with the Company listed as the named insured under such policy (the “Policy”). Seller shall cause the Company to enter into such Policy prior to Mechanical Completion. Seller shall be solely responsible for the costs and expenses related to the Policy, including, without limitation, any premiums and deductibles payable and/or self-insured retention amounts payable, in each case solely as attributable to the period beginning on Mechanical Completion and ending upon the Closing Date.

Section 6.19 Title Insurance. Seller shall obtain title commitments for an ALTA Owner’s Title Insurance Policy (in the form previously provided to Buyer and in the amount of $235,000,000) for the Real Property. At Closing, Seller shall have obtained title insurance policies (which may be in the form of a mark-up of a pro forma of the title commitments) insuring the Company’s title to each Real Property as of the Closing Date subject only to Permitted Liens.

Section 6.20 Surveys. Seller shall use its commercially reasonable efforts to cooperate with Buyer in Buyer’s efforts to obtain Surveys of the Real Property, including but not limited to by granting Buyer and its agent(s) reasonable access to the Real Property. Seller shall have the right to accompany Buyer or its Representatives whenever such persons are on the Real Property. Buyer shall pay all fees, costs and expenses with respect to the Surveys.

Section 6.21 Payables. If any Acquired Company or Buyer shall receive any invoice or demand for payment in respect of any expenses, fees or trade accounts payable (excluding, for the avoidance of doubt, with respect to Taxes) attributable to the achievement of the Commencement Date that were incurred by any Acquired Company or Seller prior to the Closing, then Buyer shall remit such invoice or demand to Seller, and Seller shall promptly pay any amounts owed pursuant thereto.

Section 6.22 Receivables. If any Acquired Company or Buyer shall receive any payment in respect of any accounts receivable attributable to the achievement of the Commencement Date that were earned by any Acquired Company or Seller prior to the Closing, Buyer shall remit to Seller in cash by wire transfer of immediately available funds to the account specified for the Closing Payment, an amount equal to the payment in respect to such accounts receivable.

Section 6.23 Purchase Option. Buyer grants Seller an option to purchase (the “Purchase Option”) the southern outlot, as more particularly described on Exhibit F (the “Option Lot”), at a purchase price equal to (x) $238,100 multiplied by (y) the number of acres included in the Option Lot. The Purchase Option may be exercised only during the period beginning on the Closing Date and ending at 5:00 p.m. (Central time) on the date that is the earliest of the date that is three years after the Closing Date and the date on which the Company delivers to Seller written notice that it intends to utilize the Option Lot for commercial purposes (the “Option Period”); provided that, if the Company intends to sell the Option Lot to a third party at any time during the Option Period, the Company shall first provide Seller with thirty days’ prior written notice; provided further that, if Seller does not exercise the Purchase Option during such thirty day period then the Company may sell the Option Lot free and clear of the Purchase Option. The Purchase Option may be exercised by Seller by delivery of written notice to Buyer at any time during the Option Period.

Section 6.24 Books and Records. As soon as practicable, but in no event later than five Business Days following the Closing, Seller shall deliver or cause to be delivered to Buyer hardcopy originals (or electronic copies thereof to the extent that such originals do not exist) of the Books and Records that are in possession of Seller or its Affiliates which were not already delivered by Seller prior to the Closing.

Section 6.25 Further Assurances. Prior to the Closing Date, each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, the transactions contemplated by the Transaction Documents. From time to time after the Closing Date, each Party shall take such additional actions and execute and deliver such further documents as the other Party may reasonably request in order to more effectively sell, transfer and convey the Membership Interests to Buyer and consummate the transactions as contemplated by the Transaction Documents.

ARTICLE VII

TAX MATTERS

Section 7.1 Retention of Records. Seller and Buyer shall, and Buyer shall cause the Company to, retain all Tax Records in their possession for all open Pre-Closing Periods until six months following the expiration of the statute of limitations (and any extensions thereof) of the respective Pre-Closing Periods. “Tax Records” means any Tax Return of the Acquired Companies or with respect to the Company Assets, workpapers related to such Tax Returns and documentation relating to any audit of any such Tax Returns, and any other books of account or records related to Taxes of the Acquired Companies or the Company Assets required or advisable to be maintained under Law, excluding, for the avoidance of doubt, any federal and state income Tax Returns filed by Seller and any Tax Returns filed on an affiliated, consolidated, combined or unitary basis by Seller.

Section 7.2 Cooperation. Buyer and Seller shall cooperate fully as and to the extent reasonably requested by the other Party in connection with the filing of Tax Returns and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to Taxes imposed on or with respect to each Acquired Company or the Company Assets. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding the above, the control and conduct of any Tax Proceeding that is a Third-Party Claim shall be governed by Section 10.10.

Section 7.3 Transfer Taxes. The Buyer and the Seller shall each bear and pay 50% of any transfer, documentary, sales, use, registration, stamp or other similar Taxes and all conveyance fees, recording charges and other similar fees and charges imposed, in each case, on the transfer of the Membership Interests pursuant to this Agreement (“Transfer Taxes”). The Buyer will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable law, Seller will join in the execution of any such Tax Returns and other documentation. Buyer and Seller further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any such Transfer Taxes.

Section 7.4 Tax Returns.

(a) Seller shall prepare or cause to be prepared (i) all flow-through federal and state income Tax Returns for taxable periods ending on or before the Closing Date and (ii) all Tax Returns that are filed on a combined, unitary or consolidated basis with respect to which Seller is the reporting entity, in each case, with respect to each Acquired Company (the “Pre-Closing Tax Returns”), and shall pay all Taxes owed with respect to such Pre-Closing Tax Returns.

(b) Buyer shall prepare or cause to be prepared all Tax Returns (other than any Pre-Closing Tax Returns) of or with respect to each Acquired Company for taxable periods (or portions thereof) ending on or before the Closing Date and all Straddle Periods (the “Buyer Tax Returns”). Such Buyer Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by Law. Not later than 15 days prior to the due date for filing any material Buyer Tax Return, Buyer shall deliver a copy of such Buyer Tax Return, together with all supporting documentation and workpapers, to Seller for its review and reasonable comment. Buyer will cause such Buyer Tax Return (as revised to incorporate Seller’s reasonable comments, to the extent such comments are consistent with past practice of the Acquired Companies and permitted by Law) to be timely filed and will provide a copy to Seller. Not later than five days prior to the due date for payment of Taxes with respect to any Buyer Tax Return, Seller shall pay to Buyer the amount of any Seller Taxes with respect to such Tax Return.

Section 7.5 Proration of Straddle Period Taxes. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on the Closing Date shall be:

(a) in the case of Taxes that are either (i) based upon or related to income, sales, withholding, payroll, or receipts, or (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the taxable period of each Acquired Company ended with (and included) the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and

(b) in the case of Taxes that are imposed on a periodic basis with respect to the Company Assets, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period.

Section 7.6 Tax Refunds. The amount of all cash refunds of Taxes of each Acquired Company for all Pre-Closing Periods shall be the property of Seller and, when received (or otherwise utilized as a credit in lieu of a cash refund of Taxes) by any Acquired Company after the Closing Date, shall be paid in cash by wire transfer to Seller within ten days of such receipt (or credit), together with any interest received thereon from the applicable taxing authority; provided that, amounts payable to the Seller pursuant to this Section 7.6 shall be reduced by (a) any reasonable out-of-pocket costs associated with obtaining such refund and (b) the increase in Taxes of the Buyer and/or the Acquired Companies attributable to such refund or credit (other than any such increase in Taxes attributable solely to the unavailability of any such refund or credit in a Post-Closing Period as a result of the Seller’s receipt of such refund or credit). The amount of any refund of Taxes of any Acquired Company for any Straddle Period shall be equitably apportioned between Buyer and Seller in accordance with the principles set forth in Section 7.5. If there is a subsequent reduction by the applicable Taxing Authority, of any amounts with respect to which a payment has been made to Seller pursuant to this Section, then Seller shall pay Buyer an amount equal to such reduction plus any interest or penalties imposed by the Taxing Authority with respect to such reduction.

Section 7.7 Amended Tax Returns. Unless required by Law, no amended Tax Return with respect to a Pre-Closing Period shall be filed by or on behalf of any Acquired Company without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned, or delayed).

Section 7.8 Tax Sharing Agreements. All Tax allocation, sharing or indemnity agreements or arrangements (other than an agreement or arrangement the primary focus of which is not Taxes) with respect to or involving the Acquired Companies shall be terminated as of the Closing Date and, after the Closing Date, the Acquired Companies shall not be bound thereby or have any liability thereunder.

Section 7.9 Withholding. Buyer and the Acquired Companies shall be entitled to deduct and withhold from any amounts paid to any Person under this Agreement such amounts that Buyer and/or the Acquired Companies are required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, provided that Buyer and/or the Acquired Companies, as applicable, shall notify Seller of their determination and the Parties shall cooperate in good faith to minimize to the extent permissible under applicable Law the amount of any such deduction or withholding, including providing any certificates or forms that are reasonably requested to establish an exemption from (or reduction in) any deduction or withholding. To the extent that amounts are so withheld by Buyer and/or the Acquired Companies, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 7.10 Tax Attributes. Notwithstanding any other provision of this Agreement to the contrary, Seller shall have no obligation to indemnify Buyer for (or otherwise pay the Buyer for any Liabilities resulting from) the unavailability, in a Post-Closing Period, of any net operating loss carryforward, capital loss carryforward, asset basis or other Tax attribute (whether federal, state, local, or foreign) of any of the Acquired Companies, in each case, generated in a Pre-Closing Period.

Section 7.11 Miscellaneous.

(a) Character of Payments. Any payment made by Seller, Buyer or any of their respective subsidiaries (including the Acquired Companies) after the Closing Date, including under this Article VII, Article X or Section 2.4 or Section 6.9 shall constitute an adjustment to the Purchase Price for all Tax purposes, to the extent permitted by applicable Law.

(b) Interest on Payments. To the extent any payment obligation under this Article VII or Article X is not made on a timely basis (as determined by the relevant provision of this Article VII or the relevant provision of Article X), the amount due and payable shall bear interest at an annual rate equal to the annual prime lending rate of JPMorgan Chase Bank, National Association, in effect on the date such payment was required to be made, from the last date such payment would be timely under the relevant provision of this Article VII or Article X, as applicable, to the date of the payment of such amount.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 Conditions to Obligation of Buyer to Close. The obligation of Buyer to consummate the Closing is subject to the satisfaction before or on the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The Fundamental Representations shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specific date, in which case as of such specific date) in all material respects (other than those Fundamental Representations that are qualified as to materiality or Material Adverse Effect, which shall be true and correct in all respects) and (ii) the other representations and warranties of Seller contained in this Agreement (without regard to materiality or “Material Adverse

Effect” qualifiers contained therein) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specific date, in which case as of such specific date), except in the cause of this clause (ii) for any failure to be so true and correct that would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect.

(b) Performance. Seller shall have performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed and complied with by Seller before or as of the Closing Date.

(c) Officer’s Certificates. An authorized officer of Seller shall have executed and delivered to Buyer a certificate, dated as of the Closing Date, certifying that the conditions set forth in Section 8.1(a) and Section 8.1(b) have been fulfilled, and, if applicable, any exceptions to such conditions that have been waived by Buyer.

(d) No Legal Actions. No Governmental Authority shall have issued an order not subsequently vacated, restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

(e) Commencement Date. (i) The Major Customer has confirmed in writing (including by email or otherwise) to Buyer and Seller that the Commencement Date has occurred on a date prior to, or will occur concurrently with, the Closing or (ii) as contemplated by the Major Customer Commencement Date Letter, (A) the Company has delivered written notice to the Major Customer confirming that the Commencement Date has or will occur by a date that is within three days from the date of such written notice (the “Final Commencement Date Notice”), (B) the Major Customer has not objected in writing to the Final Commencement Date Notice, (C) the Company and the Major Customer have not agreed in writing to an alternative Commencement Date (in which case this condition shall be satisfied on such date) and (D) at least three days have elapsed since the date on which the first train arrived and was unloaded at the Facility, as contemplated by the Major Customer Commencement Date Letter.

(f) Closing Deliverables. Seller shall have delivered (or be ready, willing and able to deliver at Closing) to Buyer the documents and other items required to be delivered by Seller under Section 9.2.

Section 8.2 Conditions to Obligation of Seller to Close. The obligation of Seller to consummate the Closing is subject to the satisfaction before or on the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties of Buyer that are qualified as to materiality, which shall be true and correct in all respects) as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that made as of a specific date, in which case as of such specific date).

(b) Performance. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed and complied with by Buyer before or as of the Closing Date, including the execution and delivery of the Transaction Documents.

(c) Officer’s Certificate. An authorized officer of Buyer shall have executed and delivered to Seller a certificate, dated as of the Closing Date, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been fulfilled, and, if applicable, any exceptions to such conditions that have been waived by Seller.

(d) No Legal Actions. No Governmental Authority shall have issued an order, not subsequently vacated, restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

(e) Commencement Date. (i) The Major Customer has confirmed in writing (including by email or otherwise) to Buyer and Seller that the Commencement Date has occurred on a date prior to, or will occur concurrently with, the Closing or (ii) as contemplated by the Major Customer Commencement Date Letter, (A) the Company has delivered the Final Commencement Date Notice to the Major Customer, (B) the Major Customer has not objected in writing to the Final Commencement Date Notice, (C) the Company and the Major Customer have not agreed in writing to an alternative Commencement Date (in which case this condition shall be satisfied on such date) and (D) at least three days have elapsed since the date on which the first train arrived and was unloaded at the Facility, as contemplated by the Major Customer Commencement Date Letter.

(f) Closing Deliverables. Buyer shall have delivered (or be ready, willing and able to deliver at Closing) to Seller the documents and other items required to be delivered by Buyer under Section 9.3.

ARTICLE IX

CLOSING

Section 9.1 Closing. Subject to Article VIII, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Vinson & Elkins L.L.P. at 1001 Fannin, Suite 2500, Houston, Texas 77002, commencing at 10:00 a.m. (local time) on the third Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated by this Agreement, or at such other place or time as the Parties hereto may agree. The date upon which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 9.2 Closing Deliverables of Seller. At the Closing, in addition to the other deliveries set forth in this Agreement, Seller shall deliver, or shall cause to be delivered, the following:

(a) to Buyer a counterpart duly executed by Seller of an assignment of the Membership Interests substantially in the form attached hereto as Exhibit A (the “Assignment of Membership Interests”) evidencing the assignment and transfer to Buyer of the Membership Interests;

(b) to Buyer a counterpart duly executed by Seller of a construction management agreement substantially in the form attached hereto as Exhibit B (the “Construction Management Agreement”);

(c) to the L/C Issuer (i) joint written instructions (in form and substance reasonably satisfactory to Seller and Buyer) directing the L/C Issuer to terminate the Deposit Letter of Credit and (ii) the Deposit Letter of Credit;

(d) to Buyer the resignation or removal (effective as of Closing) of managers, officers and directors, as applicable, of each Acquired Company;

(e) to Buyer certificates of good standing with respect to each of the Acquired Companies issued by the relevant Governmental Authority of each Acquired Company’s respective jurisdictions of organization, except with respect to FERC, each as of a recent date;

(f) to Buyer the third-party consents, assignments and amendments listed on Schedule 9.2(f), which consents and assignments shall be in full force and effect and in form and substance reasonably satisfactory to Buyer;

(g) to Buyer a certification of non-foreign status in the form prescribed by Treasury Regulation Section 1.1445-2(b)(2);

(h) to Buyer, if Seller is satisfying the condition in Section 8.1(e)(ii) and not the condition in Section 8.1(e)(i), a letter from Seller confirming that the Major Customer has not objected in writing to the Final Commencement Date Notice; and

(i) to Buyer the officer’s certificate referenced in Section 8.1(c).

Section 9.3 Closing Deliverables of Buyer. At the Closing, in addition to the other deliveries set forth in this Agreement, Buyer shall deliver the following:

(a) to Seller a wire transfer of immediately available funds in an amount equal to the Closing Payment less the Final Completion Escrow Amount;

(b) to Seller a counterpart duly executed by Buyer of the Assignment of Membership Interests;

(c) to the L/C Issuer joint written instructions (in form and substance reasonably satisfactory to Seller and Buyer) directing the L/C Issuer to terminate the Deposit Letter of Credit;

(d) to Seller a counterpart duly executed by Buyer of the Construction Management Agreement; and

(e) to Seller the officer’s certificate referenced in Section 8.2(c).

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification by Seller. From and after the Closing and subject to the other provisions of this Article X, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates and Buyer’s and its Affiliates’ respective Representatives (collectively, the “Buyer Indemnified Parties”) from and against, and shall pay and reimburse the Buyer Indemnified Parties for, any and all Liabilities (whether or not arising out of any Third-Party Claim), to the extent resulting from or arising out of the following:

(a) any breach of or inaccuracy in any representation or warranty on the part of Seller under this Agreement;

(b) any breach or non-fulfillment of any covenant or agreement on the part of Seller or, prior to Closing, the Company under this Agreement;

(c) any Seller Taxes;

(d) any Liabilities arising under or incurred pursuant to Environmental Laws or an Environmental Action to the extent (but only to the extent) arising or resulting from facts, circumstances, or conditions first occurring, first arising or first existing on or prior to the Closing Date, except to the extent such Liabilities are specifically identified on Schedule 4.16; and

(e) any matters contemplated on Schedule 10.1(e).

Section 10.2 Indemnification by Buyer. From and after the Closing and subject to the other provisions of this Article X, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates and Seller’s and its Affiliates’ respective Representatives (collectively, the “Seller Indemnified Parties”) from and against, and shall pay and reimburse the Seller Indemnified Parties for, any and all Liabilities (whether or not arising out of any Third-Party Claim), to the extent resulting from or arising out of the following:

(a) any breach of or inaccuracy in any representation or warranty on the part of Buyer under this Agreement; and

(b) any breach or non-fulfillment of any covenant or agreement on the part of Buyer under this Agreement.

Section 10.3 Limitations on Indemnification.

(a) Notwithstanding anything herein to the contrary, Seller shall not have any obligation to indemnify for Liabilities under Section 10.1(a) unless the aggregate amount of Liabilities for which Seller would be obligated to indemnify, satisfy, pay or perform exceeds: (i) with respect to any individual claim or series of related claims, an amount greater than $50,000 (a “Qualifying Claim”); and (ii) the aggregate dollar amount of all

Liabilities for Qualifying Claims exceeds $2,500,000 (the “Indemnity Deductible”), in which case Seller shall only be liable for and required to pay Liabilities for Qualifying Claims in excess of the Indemnity Deductible (and Liabilities for claims that are not Qualifying Claims shall not be counted against the Indemnity Deductible); provided that Seller’s liability for breaches of its Fundamental Representations and Specified Representations shall not be limited by this Section 10.3(a).

(b) Notwithstanding anything in this Agreement to the contrary, the maximum liability of Seller to the Buyer Indemnified Parties under (i) Section 10.1(a) (other than Fundamental Representations and the Specified Representations, which shall not be limited by this Section 10.3(b)(i)), shall not exceed $25,000,000 in the aggregate (provided, that Liabilities arising from a breach of the representation and warranties set forth in Section 4.16 and under the indemnity pursuant to Section 10.1(d) shall count against and apply toward the foregoing cap); and (ii) Section 10.1(a) and Section 10.1(b), in the aggregate, shall not exceed the Purchase Price.

(c) Each Indemnified Party shall take, and cause its Affiliates to take, commercially reasonable efforts to mitigate any Liability for which it is entitled to seek indemnification hereunder.

(d) Indemnification pursuant to Section 10.1 or Section 10.2 shall apply excess of:

(i) Insurance Proceeds actually received by the Indemnitee in respect of any such claim during the three years following the date on which the relevant Liability occurs, less any related costs and expenses of pursuing any related insurance claims (it being agreed that the Indemnitee shall use good faith efforts to recover any Insurance Proceeds in connection with making a claim under this Article X), and to the extent that the Indemnifying Party advances amounts to the Indemnitee under Section 10.1 or Section 10.2 that the Indemnitee later recovers in Insurance Proceeds, the Indemnitee shall reimburse the Indemnifying Party for such reduction in Liabilities (less the costs and expenses of pursuing such Insurance Proceeds) for which the Indemnitee was indemnified before the realization of reduction of such Liabilities;

(ii) calculated net of any net Tax Benefit realized by the Indemnitee in the taxable period during which such Liability is incurred and taking into account any Tax detriment of such Indemnitee (including, without limitation, the reduction of Tax basis). For this purpose, a tax benefit (“Tax Benefit”) shall be deemed to be realized with respect to a taxable period if, and solely to the extent that, the Indemnitee’s cumulative liability for Taxes for such taxable period, calculated by excluding any Tax items attributable to the Liability, exceeds the Indemnitee’s actual cumulative liability for Taxes for such taxable period, calculated by taking into account any Tax items attributable to the Liability (to the extent permitted by relevant Tax law and treating such Tax items as the last items claimed for any taxable period); and

(iii) amounts actually recovered by an Indemnitee pursuant to any indemnification by, or indemnification agreement with, any Person other than the Indemnifying Party.

(e) Notwithstanding anything to the contrary contained in this Agreement, the Buyer Indemnified Parties and the Seller Indemnified Parties shall be entitled to indemnification, payment and reimbursement in respect of any breach of or inaccuracy in any representation or warranty of the Seller (in the case of the Buyer Indemnified Parties) or the Buyer (in the case of the Seller Indemnified Parties) notwithstanding that such Buyer Indemnified Party or Seller Indemnified Party, as the case may be, had knowledge of such breach of or inaccuracy in such representation or warranty on or prior to the Closing Date or any investigation made by such Buyer Indemnified Party or Seller Indemnified Party, as the case may be, prior to the Closing Date.

(f) Solely for purposes of Section 10.1(a), any breach of, or Liability resulting from any breach of, any representation or warranty of Seller hereunder shall be determined, in each case, without regard to any materiality qualifier (including Material Adverse Effect) in such representation or warranty.

(g) Subject to the Qualifying Claim and Indemnity Deductible set forth in Section 10.3(a) above, Seller’s obligation to provide indemnification (i) with respect to Liability arising from a breach of the representation and warranties set forth in Section 4.16 above shall not exceed $10,000,000 in the aggregate, and (ii) with respect to Liabilities asserted by the Buyer Indemnified Parties pursuant to Section 10.1(d) above shall be limited to 50% of the subject Liabilities, up to a maximum cost to Seller of $5,000,000.

Section 10.4 Survival.

(a) The representations and warranties and the corresponding indemnity obligations under Section 10.1(a) and Section 10.2(a) shall expire and terminate at 5:00 p.m. (Central time) on the day that is 12 months after the Closing Date; provided that (i) the Fundamental Representations shall survive the Closing and remain in full force and effect until 10 years following the Closing Date and (ii) the Specified Representations shall survive the Closing and remain in full force and effect until the Applicable Survival Period.

(b) Each of the covenants and performance obligations of each of Seller and Buyer set forth in this Agreement that are to be complied with or performed by Seller or Buyer, as applicable, at or prior to Closing and the corresponding indemnity obligations under Section 10.1(b) and Section 10.2(b) with respect to such covenants and obligations shall expire and terminate at 5:00 p.m. (Central time) on the day that is 12 months after the Closing Date. All other covenants and performance obligations of Seller set forth in this Agreement and the corresponding indemnity obligations under Section 10.1(b) and Section 10.2(b) with respect to such covenants and obligations, together with the indemnity obligations under Section 10.1(e), shall survive the Closing and remain in full force and effect until fully performed; provided, however, that the indemnity obligations of Seller under (i) Section 10.1(c) shall expire and terminate 60 days following the expiration of the statute of limitations under the Code and (ii) Section 10.1(d) shall expire and terminate at 5:00 p.m. (Central time) on the day that is 2 years after the Closing Date.

(c) Notwithstanding anything to the contrary in this Section 10.4, if (i) a Claim Notice relating to a representation and warranty or covenant is given to Seller or Buyer, as applicable, on or prior to the time and date of expiration for such representation and warranty or covenant, then such representation and warranty or covenant shall not so expire, but rather shall remain in full force and effect until such time as each and every claim set forth in such Claim Notice has been fully and finally resolved and (ii) a Claim Notice relating to the indemnity in Section 10.1(d) is given to Seller, on or prior to the time and date of expiration for such indemnity, then such right to indemnification shall not so expire, but rather shall remain in full force and effect until such time as each and every claim set forth in such Claim Notice has been fully and finally resolved.

Section 10.5 Express Negligence. THE DEFENSE, INDEMNIFICATION, HOLD HARMLESS, RELEASE AND ASSUMED LIABILITIES PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY INDEMNIFIED PARTY. BUYER AND SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS “CONSPICUOUS.”

Section 10.6 Exclusive Remedy.

(a) Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that, from and after Closing, and as otherwise provided in Article VII, Section 10.1 and Section 10.2 contain the Parties’ exclusive monetary remedies against each other with respect to the transactions contemplated hereby (whether in contract, tort, by law or otherwise), including breaches of the representations, warranties, covenants and agreements of the Parties contained in this Agreement or in any certificate delivered pursuant to this Agreement. Notwithstanding the foregoing, the Parties shall retain all rights and remedies with respect to the matters set forth in Article II. In addition each Party shall be entitled to specific performance for the failure of the other Party to perform its obligations hereunder, as provided in this Agreement.

(b) Except as specified in this Article X, and claims in respect of fraud or willful misconduct, effective as of Closing, Buyer, on its own behalf and on behalf of the Buyer Indemnified Parties, hereby releases, remises and forever discharges Seller Indemnified Parties from any and all Actions, Liabilities or interest whatsoever, in contract, tort, by law or otherwise, known or unknown, which Buyer or the Buyer Indemnified Parties might now or subsequently have, based on, relating to or arising out of this Agreement, the transactions contemplated by this Agreement, the ownership or operation of any Acquired Company prior to, on or after Closing or the condition, quality, status or nature of the Project, the Barge Terminal Assets and the Expansion

Land prior to, on or after Closing, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and any similar Environmental Laws, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages, common law rights of contribution and rights under insurance maintained by Seller or any of its Affiliates.

(c) Except as specified in this Article X, effective as of Closing, Seller, on its own behalf and on behalf of the Seller Indemnified Parties, hereby releases, remises and forever discharges the Buyer Indemnified Parties and the Acquired Companies from any and all Actions, Liabilities or interest whatsoever, in contract, tort, by law or otherwise, known or unknown, which Seller or the Seller Indemnified Parties might now or subsequently have, based on, relating to or arising out of this Agreement, the transactions contemplated by this Agreement, the ownership or operation of any Acquired Company prior to, on or after Closing or the condition, quality, status or nature of the Project, the Barge Terminal Assets and the Expansion Land prior to, on or after Closing, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and any similar Environmental Laws, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages, common law rights of contribution and rights under insurance maintained by Buyer or any of its Affiliates.

Section 10.7 Non-Compensatory Damages. NONE OF THE BUYER INDEMNIFIED PARTIES NOR THE SELLER INDEMNIFIED PARTIES SHALL BE ENTITLED TO RECOVER FROM SELLER OR BUYER, AS APPLICABLE, OR THEIR RESPECTIVE AFFILIATES, ANY SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE, EXEMPLARY, REMOTE OR SPECULATIVE DAMAGES (INCLUDING ANY DAMAGES ASSERTED ON THE BASIS OF ANY LOSS OF OR LOST PROFITS, DIMINUTION OF VALUE OR MULTIPLES OF EARNINGS, PROFITS OR CASH FLOWS) ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (“NON-COMPENSATORY DAMAGES”), EXCEPT TO THE EXTENT THAT ANY SUCH PARTY SUFFERS SUCH DAMAGES TO A THIRD PARTY, WHICH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEYS’ FEES INCURRED IN CONNECTION WITH DEFENDING AGAINST SUCH DAMAGES) SHALL NOT BE EXCLUDED BY THIS PROVISION AS TO RECOVERY HEREUNDER. SUBJECT TO THE PRECEDING SENTENCE, BUYER, ON BEHALF OF EACH OF THE BUYER INDEMNIFIED PARTIES, AND SELLER, ON BEHALF OF EACH OF THE SELLER INDEMNIFIED PARTIES, EACH WAIVES ANY RIGHT TO RECOVER ANY NON-COMPENSATORY DAMAGES.

Section 10.8 Set-off. Any claim for indemnification that is fully and finally resolved pursuant to this Article X and results in Seller owing an amount to a Buyer Indemnified Party, may be satisfied and discharged, at the Buyer’s option, by setoff against any payment contemplated by Section 2.4(b) to the extent any such payment is due and owing to Seller but not yet paid.

Section 10.9 No Circular Recovery. Seller hereby agrees that it will not make any claim for indemnification against Buyer or any Acquired Company by reason of the fact that

Seller was a controlling person of an Acquired Company (whether such claim is for Liabilities of any kind or otherwise and whether such claim is pursuant to any Law, Organizational Document, Contract or otherwise) with respect to any claim brought by a Buyer Indemnified Party against Seller under this Agreement or otherwise relating to this Agreement, any Transaction Document or any of the transactions contemplated hereby. With respect to any claim brought by a Buyer Indemnified Party against Seller under this Agreement or otherwise relating to this Agreement, any Transaction Document or any of the transactions contemplated hereby, Seller expressly waives any right of contribution, advancement, indemnification or other claim against any Acquired Company with respect to any amounts owed by Seller pursuant to Article VII, this Article X, or otherwise.

Section 10.10 Procedures for Indemnification.

(a) If there occurs an event for which either Party desires to seek indemnity pursuant to Section 10.1 or Section 10.2, the Party seeking indemnification (the “Indemnitee”) shall provide written notice (the “Claim Notice”) to the other Party obligated to provide indemnification (the “Indemnifying Party”) as promptly as reasonably practicable, identifying in reasonable detail the basis for the claim and providing supporting evidence thereof. Providing the Claim Notice shall be a condition precedent to any Liability of the Indemnifying Party hereunder, and the failure to provide written notice as provided herein (including, for the avoidance of doubt, with respect to any Third-Party Claim) shall not relieve the Indemnifying Party of its obligations hereunder unless such failure materially, adversely and actually prejudices the Indemnifying Party’s ability to successfully defend such matter. Upon receiving notice thereof, the Indemnitee shall as promptly as reasonably practicable notify the Indemnifying Party of the assertion of any Action instituted by any third party (any such third-party Proceeding being referred to as a “Third-Party Claim”), with respect to which the indemnification set forth in this Article X relates or may relate. Such written notice shall include a description of the claim in reasonable detail, a good faith calculation (if reasonably practicable) of the loss suffered by the Indemnitee and copies of all notices and court papers in the possession of the Indemnitee relating to such Third-Party Claim (the “Third-Party Claim Notice”). Except for a Third-Party Claim that arises in connection with Taxes that are not solely with respect to a taxable period ending on or before the Closing Date or with respect to a Straddle Period, or any regulatory or criminal proceeding or involving an injunction or other equitable relief against an Indemnitee, the Indemnifying Party shall be entitled, at its sole cost and expense, to control, contest and defend any such Third-Party Claim if, within 15 days of the date that the Indemnifying Party has received such Third-Party Claim Notice, the Indemnifying Party provides written notice to the Indemnitee of its election to assume control of the defense of such Third-Party Claim in accordance with the provisions of this Section 10.10. Such contest and defense shall be conducted by counsel chosen by the Indemnifying Party, provided that (i) the Indemnitee has not been advised by counsel that an actual or potential conflict exists that would cause a joint representation by counsel chosen by the Indemnifying Party to violate applicable ethical and professional rules in connection with the defense of the Third-Party Claim, and (ii) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently. If the Indemnifying Party elects to defend such Third-Party Claim, the Indemnifying Party shall not be liable for the fees and expenses of the Indemnitee’s counsel incurred thereafter to the extent the Indemnitee elects to participate in such defense unless any of the conditions set forth in the immediately preceding sentence have not been satisfied. The Indemnitee shall designate an individual with knowledge of the relevant Third-Party Claim and the underlying facts and issues to act as a resource to and main point of contact with the Indemnifying Party with respect to the contest, defense and administration of such Third-Party Claim. So long as the Indemnifying Party is conducting the defense of the Third-Party Claim in accordance with this Section 10.10, the Indemnitee shall be entitled, at its own cost and expense (which expense shall not constitute a loss) to participate in, but not control, such contest and defense and to be represented by attorneys of its or their own choosing. If the Indemnifying Party (A) elects not to control, contest and defend such Third-Party Claim, (B) fails to notify the Indemnitee within the required time period of its election as provided in this Section 10.10 or (C) fails to conduct the defense actively and diligently, the Indemnitee may defend such Third-Party Claim and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third-Party Claim in any manner it may deem appropriate (and the Indemnitee need not obtain any consent from, the Indemnifying Party in connection therewith). The Party responsible for the defense of such Third-Party Claim shall, to the extent reasonably requested by the other Party, keep such other Party informed as to the status of such claim. The Indemnifying Party shall not admit any liability with respect to, or settle, compromise or discharge any Third-Party Claim without the Indemnitee’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) except that the Indemnifying Party may settle a Third-Party Claim without the consent of the Indemnitee if such settlement includes a full release of the underlying claims (including any Liabilities arising or relating to such claims) involving or against the Indemnitee and its Affiliates and involves no finding or admission of any violation of Law or the rights of any Person and no effect on any other claims may be made against the Indemnitee. Each party shall cooperate and cause their respective Affiliates to cooperate in the defense or prosecution of any Third-Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(b) Upon receipt of a Claim Notice, the Indemnifying Party shall have 30 days to contest its indemnification obligation with respect to such claim, or the amount thereof, by written notice to the Indemnitee (the “Contest Notice”); provided that if, at the time a Claim Notice is submitted to the Indemnifying Party the amount of the loss in respect thereof has not yet been determined, such 30 day period in respect of, but only in respect of, the amount of the loss, shall not commence until a further written notice (the “Liability Notice”) has been sent or delivered by the Indemnitee to the Indemnifying Party setting forth the amount of the loss incurred by the Indemnitee that was the subject of the earlier Claim Notice. Such Contest Notice shall specify the reasons or bases for the objection of the Indemnifying Party to the claim, and if the objection relates to the amount of the loss asserted, the amount, if any, that the Indemnifying Party believes is due the Indemnitee, and any undisputed amount shall be promptly paid over to the Indemnitee. If no such Contest Notice is given within such 30 day period, the obligation of the Indemnifying Party to pay the Indemnitee the amount of the loss set forth in the Claim Notice, or subsequent Liability Notice, shall be deemed established and accepted by the Indemnifying Party.

ARTICLE XI

TERMINATION

Section 11.1 Termination. This Agreement may be terminated at any time before the Closing Date:

(a) by the mutual written agreement of the Parties;

(b) by either Party (by giving written notice to the other Party), at any time following May 18, 2015 (such date, the “Outside Date”);

(c) by Seller (by giving written notice to Buyer) if (i) Buyer has breached any representation, warranty, covenant, agreement or obligation under this Agreement, (ii) such breach results in, or would reasonably be expected to result in, the failure of any of the conditions in Section 8.2 and (iii) such breach has not been, or is incapable of being, cured by the earlier of the Outside Date and 30 days following written notice thereof;

(d) by Buyer (by giving written notice to Seller) if (i) Seller has breached any representation, warranty, covenant, agreement or obligation under this Agreement, (ii) such breach results in, or would reasonably be expected to result in, the failure of any of the conditions in Section 8.1 and (iii) such breach has not been, or is incapable of being, cured by the earlier of the Outside Date and 30 days following written notice thereof;

(e) by Seller (by giving written notice to Buyer) in the event Buyer has failed to comply with its obligation to consummate the Closing within three Business Days after the date on which it is obligated to consummate the Closing pursuant to Section 9.1, and Seller stood ready, willing and able to consummate the Closing throughout such three Business Day period; or

(f) by either Buyer or Seller if a final nonappealable Governmental Order permanently enjoining or otherwise prohibiting the transactions contemplated by this Agreement has been issued by a Governmental Authority of competent jurisdiction.

provided that no Party shall be entitled to terminate this Agreement under Section 11.1(b), Section 11.1(c) or Section 11.1(d) if at the time it would otherwise terminate this Agreement such Party is in material breach of any representation, warranty, covenant, agreement or obligation under this Agreement in a manner that would prevent the satisfaction of such conditions.

Section 11.2 Effect of Termination.

(a) If any Party validly terminates this Agreement pursuant to Section 11.1, all further obligations and liabilities of the Parties under this Agreement shall terminate and become void and there shall be no further liability on the part of Buyer or Seller or any of their respective partners, members, officers, directors, subsidiaries, Affiliates or Representatives to any other Party; provided, however, that the terms of this Section 11.2, Section 1.1, Section 1.2, Section 6.2(b), Section 6.7, Section 11.3 and Article XII shall remain in full force and effect and survive any termination of this Agreement; provided further, however, subject to Section 11.3(b) and the Liability Limitation contained therein, nothing in this Agreement shall relieve any Party from liability for any intentional and material breach of this Agreement prior to termination. For the avoidance of doubt, once this Agreement is terminated for any reason, neither Party shall have the right of specific performance with respect to the transactions contemplated by this Agreement and Seller and its Affiliates shall be free immediately to enjoy all rights of ownership of the Company Assets and to sell, transfer, encumber or otherwise dispose of any of the Assets to any Person without any restriction arising under this Agreement or otherwise.

(b) If this Agreement is validly terminated pursuant to Section 11.1(c) or Section 11.1(e), then Seller shall have the option to, as its sole and exclusive remedy hereunder following such termination, draw upon the full amount of the Deposit Letter of Credit in accordance with the terms thereof as liquidated damages. Seller acknowledges that, in the event this Agreement is validly terminated by Seller pursuant to Section 11.1(c) or Section 11.1(e), Seller shall only be entitled to draw upon the Deposit Letter of Credit and shall not be entitled to any other monetary damages (including any punitive, consequential or other damages). The Parties agree that the amount of liquidated damages represented by the Deposit Letter of Credit is reasonable considering all of the circumstances existing as of the Execution Date, constitutes the Parties’ good faith estimate of the actual damages reasonably expected to result from Buyer’s breach or the termination of this Agreement and such liquidated damages are not a penalty. If this Agreement is terminated for any reason other than by Seller pursuant to Section 11.1(c) or Section 11.1(e), then the Deposit Letter of Credit shall be immediately released and terminated, and Buyer and Seller shall deliver to the L/C Issuer joint written instructions (in form and substance reasonably satisfactory to Seller and Buyer) directing the L/C Issuer to terminate the Deposit Letter of Credit, and Seller shall promptly return the Deposit Letter of Credit to the L/C Issuer.

Section 11.3 Specific Performance; Remedies.

(a) The Parties each acknowledge that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, the non-breaching Party may be without an adequate remedy at law. The Parties agree, therefore, that in the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party in this Agreement, any non-breaching Party may, subject to the terms of this Agreement, institute and prosecute an Action to enforce specific performance of such covenant or agreement, and this right shall include the right of Seller to cause Buyer (as a third party beneficiary of the Debt Commitment Letter) to fully enforce the terms of the Debt Commitment Letter and the definitive Debt Financing documents against the Debt

Financing Sources to the fullest extent permissible pursuant to the Debt Commitment Letter and the definitive Debt Financing documents, as applicable, and to thereafter cause the transactions contemplated by this Agreement to be consummated on the terms and subject to the conditions set forth herein. Each of the Parties hereby waives (a) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. Notwithstanding anything to the contrary in this Agreement, it is explicitly agreed that prior to Closing Seller shall be entitled to seek specific performance of Buyer’s obligation to enforce the terms of the Equity Commitment Letters in accordance with the terms thereof to cause the Equity Financing to be funded, cause the Closing Payment to be funded and to cause Buyer to consummate the transactions contemplated by this Agreement, including to effect the Closing in accordance with Section 9.1 on the terms and subject to the conditions set forth in this Agreement only in the event that (i) all of the conditions set forth in Article VIII have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being capable of being satisfied at the Closing), (ii) the Debt Financing (or, if alternative debt financing is being used as contemplated by and in accordance with Section 6.16, pursuant to the commitments with respect thereto) has been funded or the Debt Financing Sources have confirmed in writing that the Debt Financing will be funded at the Closing, (iii) Buyer fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 9.1 and (iv) Seller has confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then Seller will take such actions within its control to cause the Closing to occur.

(b) Notwithstanding anything to the contrary in this Agreement (but without limiting the right of specific performance set forth in Section 11.3(a)), with the exception of any liability of Buyer pursuant to Section 6.2(b), the maximum aggregate liability of Buyer in the event Closing does not occur shall be limited to $10,000,000 (the “Liability Limitation”), and, if Closing does not occur, in no event shall Seller or any of its Affiliates seek any amount in excess of the Liability Limitation in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise.

(c) In no event shall Seller be entitled to receive both specific performance pursuant to Section 11.3(a) and to receive any amounts under the Deposit Letter of Credit, or alternatively, any other monetary damages or other monetary remedies, whether under this Agreement, the Commitment Letters or otherwise.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Expenses. Except as otherwise provided in this Agreement, whether or not the transactions contemplated hereby are consummated, all costs and expenses (including the fees and expenses of investment bankers, attorneys and accountants) incurred in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby shall be borne by Buyer, in the case of costs and expenses incurred by Buyer, and by Seller, in the case of costs and expenses incurred by Seller.

Section 12.2 Schedules. No disclosure on a Schedule relating to a possible breach or violation of any Contract or Law shall be construed as an admission or indication that such breach of violation exists or has occurred. The Schedules may include items and information that are not “material” relative to the Project, taken as a whole, and such inclusion shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or to further define the meaning of such term for purposes of this Agreement or otherwise. Disclosure of any fact or item in any Schedule shall be deemed to have been disclosed in any other Schedule; provided that the description of an item in a particular Schedule contains information reasonably adequate to inform a reader of the applicability of such item to other Schedules. Any disclosure in any Schedule that refers to a document is qualified in its entirety by reference to the text of such document, including all amendments, exhibits, schedules and other attachments thereto, so long as such document (including amendments, exhibits, schedules and other attachments thereto) has been made available to Buyer. Matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be disclosed herein or therein. Such additional matters are provided for information purposes only.

Section 12.3 Notices. All notices, requests, claims and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given, if given) by hand delivery, courier service, facsimile, electronic delivery in .pdf format via email (with a copy contemporaneously provided via hard delivery, courier service, facsimile or mail in accordance with this Section 12.3) or mailed by registered or certified mail, postage prepaid, return receipt requested, as follows:

(a)	If to Buyer to:

Arc Terminals Joliet Holdings LLC

c/o Arc Logistics Partners LP

725 Fifth Avenue, 19th Floor

New York, NY 10022

Attention: Steven Schnitzer

Facsimile: (212) 993-1299

E-mail: sschnitzer@arcxlp.com

and

Attention: Bradley Oswald

Facsimile: (212) 993-1299

E-mail: boswald@arcxlp.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

600 Travis Street, 24th Floor

Houston, Texas 77002

Attention:	Anthony Speier, P.C.
John D. Pitts

Facsimile: (713) 835-3601

E-mail:	anthony.speier@kirkland.com
john.pitts@kirkland.com

(b)	If to Seller to:

CenterPoint Properties Trust

1808 Swift Drive

Oak Brook, Illinois 60523

Attention: Eric Gilbert

Facsimile: (630) 586-8010

E-mail: egilbert@centerpoint.com

CenterPoint Properties Trust

1808 Swift Drive

Oak Brook, Illinois 60523

Attention: Brian Sheehan (Accounting)

Facsimile: (630) 586-2304

E-mail: bsheehan@centerpoint.com

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention: Kaam Sahely

Facsimile: (713) 615-5150

E-mail: ksahely@velaw.com

Notice given by personal delivery, courier service or mail shall be effective upon actual receipt, provided, if the day of the receipt is not a Business Day, then such notice shall be effective on the next Business Day. Notice given by facsimile or email shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient’s normal business hours on a Business Day, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours or if not received on a Business Day. Any Party may change any address to which notice is to be given to it by giving Notice as provided above of such change of address.

Section 12.4 Amendments. No amendment, supplement or modification of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. Notwithstanding anything to the contrary contained herein, Section 11.2, Section 11.3, Section 12.7,

Section 12.8, Section 12.10, Section 12.11, Section 12.12 and this Section 12.4 may not be amended or waived in a manner that is adverse in any respect to a Debt Financing Source without the prior written consent of such Debt Financing Source.

Section 12.5 Waiver. At any time before the Closing, Buyer or Seller may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the obligations of the other Party or any of the conditions to its own obligations contained herein to the extent permitted by Law. Any agreement on the part of Buyer, on the one hand, and Seller, on the other, to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Buyer and Seller. The failure of a Party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of the Transaction Documents shall be deemed or shall constitute a waiver of any other provision hereof or thereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 12.6 Public Announcements. Before the Closing, except as required by Law or by any applicable rule or regulation of any stock exchange, no Party shall issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed. With respect to any public statement of either Party that does not require the consent of the other Party, the Party making such statement shall, before public disclosure thereof, first consult with and provide the other Party with a reasonable opportunity to review the contents of such statement.

Section 12.7 Assignment. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of all Parties; provided, however, that after Closing Buyer shall have the right to assign all or any portion of its rights and obligations pursuant to this Agreement to any Debt Financing Source pursuant to the terms of the Debt Commitment Letters for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing.

Section 12.8 Parties in Interest. Except as expressly provided for in Article X, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their successors and permitted assigns, and nothing in this Agreement, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature under or by reason of this Agreement; provided that the provisions of Section 12.4, Section 12.7, Section 12.10(b), Section 12.11, Section 12.12 and this Section 12.8 (and the definitions related thereto) shall be enforceable by each Debt Financing Source (and each is an intended third party beneficiary thereof).

Section 12.9 Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or electronic transmission, each of which shall be deemed to constitute an original and shall become effective when one or more counterparts have been signed by each of the Parties.

Section 12.10 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed, interpreted and enforced in accordance with the Laws of the State of Delaware, without regard to its conflicts of law rules. Each of the Parties agree that any Action brought to enforce the rights or obligations of any Party under this Agreement shall be commenced and maintained only in any court of competent jurisdiction located in Delaware and that any state court or federal court sitting in Delaware shall have exclusive jurisdiction over any such Action brought by any of the Parties. The Parties further agree, to the extent permitted by Law, that a final and nonappealable judgment against a Party in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. To the extent that any Party or any of its Affiliates has acquired, or hereafter may acquire, any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such Party (on its own behalf and on behalf of its Affiliates) hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement and submits to the personal jurisdiction of any court described in this Section 12.10(a).

(b) Notwithstanding anything in this Section 12.10 to the contrary, each of the Parties agrees that it will not bring or support (and it will not support any of its Affiliates to bring or support) any claim, suit, action or other proceeding (whether at law, in equity, in contract, in tort or otherwise) against or involving any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including any related Debt Financing), including any dispute arising out of or relating in any way to the Debt Commitment Letters, the Debt Financing or the performance thereof, in any forum other than any New York State court or federal court sitting in the County of New York and the Borough of Manhattan (and appellate courts thereof). The Parties further agree that each of the Parties hereto irrevocably waives any and all right to trial by jury in any suit, action or other proceeding pursuant to this Section 12.10(b).

Section 12.11 Waiver of Jury Trial. THE PARTIES AGREE THAT THEY AND THEIR AFFILIATES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING, WITHOUT LIMITATION, THE DEBT FINANCING AND ANY ACTION AGAINST ANY DEBT FINANCING SOURCE), WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM

RELATING TO THIS AGREEMENT, ANY OTHER AGREEMENT, INSTRUMENT OR CERTIFICATE CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THAT SUCH ACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 12.12 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties in their capacities as such and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or Affiliates of any Party, Debt Financing Source or Investor or any former, current or future, direct or indirect, equityholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Each Non-Recourse Party is expressly intended as a third-party beneficiary of this Section 12.12. Without limiting the rights of any party hereto against the other parties hereto, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages in respect of this Agreement (or the failure of the transactions contemplated hereby to be consummated) from, any Non-Recourse Party.

Section 12.13 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In such case, the Parties shall promptly meet and in good faith negotiate substitute provisions for those rendered or declared illegal or unenforceable so as to preserve as nearly as possible the contemplated economic effects of the transactions contemplated hereby.

Section 12.14 Entire Agreement. This Agreement and the Annexes, Exhibits and Schedules and the Equity Commitment Letters and the other Transaction Documents constitute the entire agreement among the Parties and supersede all prior agreements and understandings oral or written, among the Parties with respect to the subject matter hereof and thereof. There are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby.

[Signature Pages Follow]

This Agreement has been duly executed and delivered by the Parties on the date first above written.

SELLER: CENTERPOINT PROPERTIES TRUST

By:	/s/ Eric J. Gilbert
Name:	Eric J. Gilbert
Title:	Senior Vice President Infrastructure and Logistics

By:	/s/ Brian M. Sheehan
Name:	Brian M. Sheehan
Title:	Senior Vice President, Controller

[Signature Page to Membership Interest Purchase Agreement]

BUYER:

ARC TERMINALS JOLIET HOLDINGS LLC

By:	Arc Terminals Holdings LLC, its sole member

	By:	Arc Logistics LLC, its sole member

		By:	Arc Logistics Partners LP, its sole member

			By:	Arc Logistics GP LLC, its general partner

				By:	/s/ Vincent T. Cubbage
				Name:	Vincent T. Cubbage
				Title:	Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]

ANNEX I

DEFINITIONS

As used herein, the following terms have the meanings set forth below:

“Acquired Companies” has the meaning set forth in the recitals.

“Actions” means any action, suit, hearing, investigation, litigation, charge, complaint, demand or other proceeding, or arbitration, by or before any Governmental Authority or arbitral body.

“Adjustment Amount” means the sum (if any) of (a) solely if the Commencement Date (which for purposes of this clause (a) shall be deemed to be the date the conditions in Section 8.1(e) and Section 8.2(e) are satisfied) has not occurred by the date that is 30 days after the Guaranteed Completion Date, $1,500,000, plus (b) without duplication of any amounts deducted pursuant to the foregoing clause (a), solely if the Commencement Date (which for purposes of this clause (b) shall be deemed to be the date the conditions in Section 8.1(e) and Section 8.2(e) are satisfied) has not occurred by the date that is 60 days after the Guaranteed Completion Date, $3,000,000, plus (c) solely if the Commencement Date (which for purposes of this Section 2.2(c) shall be deemed to be the date the conditions in Section 8.1(e) and Section 8.2(e) are satisfied) has not occurred by the date that is 90 days after the Guaranteed Completion Date, an amount equal to the product of (i) an amount determined by multiplying the number of days elapsed since the date that is 90 days after the Guaranteed Completion Date, by 3,000, multiplied by (ii) the then-effective Base Fee.

“Affiliate” means any Person that directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For the sake of clarity, before the Closing, the Acquired Companies are Affiliates of Seller; from and after the Closing, the Acquired Companies are Affiliates of Buyer.

“Agreement” has the meaning set forth in the preamble.

“Anti-Bribery and Anti-Corruption Laws” means applicable Laws addressing prohibitions against improper payments and bribery of officers, directors, employees, agents and affiliates of Governmental Authorities, business partners or other commercial parties, particularly local laws in effect in the jurisdiction in which the Project, Barge Terminal Assets and the Expansion Land are located, including, but not limited to, the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Applicable Formation Date” means with respect to (a) the Company, March 4, 2014 and (b) Pipeline Sub, April 24, 2014.

Annex I - 1

“Applicable Survival Period” means with respect to the representation and warranty set forth in Section 4.6 (Taxes), 60 days following the expiration of the statute of limitations under the Code.

“Approved Cost Plan” has the meaning given in the Construction Contract.

“Arbiter” has the meaning set forth in Section 2.5.

“Asset Allocation” has the meaning set forth in Section 2.5.

“Assignment of Membership Interests” has the meaning set forth in Section 9.2(a).

“Barrel” means a volumetric measurement equal to 42 U.S. gallons of Product.

“Barge Terminal Assets” has the meaning set forth in the recitals.

“Base Fee” has the meaning given in the Terminal Services Agreement.

“Books and Records” means all documents, instruments, papers, books and records, books of account, files and data (including customer and supplier lists), catalogs, brochures, sales literature, promotional material, certificates and other documents used in or associated with the Project or the ownership of the Company Assets, including electronic records, financial statements, Tax Records, ledgers, minute books, copies of Contracts, Licenses, operating data and environmental reports, studies and plans.

“Business Day” means a day, except Saturday, Sunday and days when federally chartered banks in the United States are required to be closed.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnified Parties” has the meaning set forth in Section 10.1.

“Buyer Tax Returns” has the meaning set forth in Section 7.4(b).

“Claim Notice” has the meaning set forth in Section 10.10(a).

“Closing” has the meaning set forth in Section 9.1.

“Closing Date” has the meaning set forth in Section 9.1.

“Closing Payment” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commencement Date” has the meaning given in the Terminal Services Agreement.

“Commitment Letter” has the meaning set forth in Section 5.6.

“Company” has the meaning set forth in the recitals.

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“Company Assets” means (a) all assets, rights and properties (including, as of Closing, the Rail Terminal, Connecting Pipeline, the Barge Terminal Assets and the Expansion Land) of the Acquired Companies of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person, including cash, cash equivalents, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property, and (b) all other assets reflected in the Books and Records.

“Company Transaction Fees and Expenses” means (i) all fees and expenses (including all professional fees and expenses) incurred by any Acquired Company (or for which any Acquired Company would otherwise be liable) in connection with or related to the transactions contemplated by this Agreement, and (ii) all bonuses or other payments to employees (if any), agents and consultants of and to any Acquired Company that become due and payable prior to or as a result of the consummation of the transactions contemplated by this Agreement and that are unpaid obligations of any Acquired Company as of the Closing (including the employer portion of any payroll, social security, unemployment or similar Taxes associated with any compensatory payment made in connection with the transactions contemplated under this Agreement).

“Confidentiality Agreement” means that certain Confidentiality Agreement between Seller and Arc Logistics Partners LP dated September 22, 2014.

“Connecting Pipeline” has the meaning set forth in the recitals.

“Construction Contract” means that certain Construction Contract between the Company and EPC Contractor dated August 26, 2014.

“Construction Management Agreement” has the meaning set forth in Section 9.2(b).

“Contested Amounts” has the meaning set forth in Section 2.4(a)(ii).

“Contest Notice” has the meaning set forth in Section 10.10(b).

“Contract” means any legally binding agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract or agreement (whether written or oral).

“Credit Support Obligations” has the meaning set forth in Section 6.12(a).

“Debt Commitment Letters” has the meaning set forth in Section 5.6.

“Debt Financing” has the meaning set forth in Section 5.6.

“Debt Financing Sources” has the meaning set forth in Section 5.6.

“Defect” has the meaning given in the Construction Contract.

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“Deposit Letter of Credit” has the meaning set forth in Section 2.3.

“Earn-Out Payment” has the meaning given in Section 2.4(b)(i).

“Earn-Out Period” has the meaning given in Section 2.4(b)(i).

“Earn-Out Statement” has the meaning given in Section 2.4(b)(i).

“Environmental Action” means any Action, notice of non-compliance, Liability or violation, request for information, consent order or consent agreement by any Person relating in any way to any Environmental Law or any Environmental Permit.

“Environmental Laws” means any applicable foreign, federal, state or local Law in effect as of or prior to the Closing Date relating to protection of the environment (including natural resources), occupational health or workplace safety, pollution or other environmental degradation or Hazardous Materials.

“Environmental Permit” means any License or other authorization required or issued under any Environmental Law.

“EPC Contractor” means Ragnar Benson Construction LLC in its capacity as contractor under and pursuant to the Construction Contract.

“Equity Commitment Letters” has the meaning set forth in Section 5.6.

“Equity Financing” has the meaning set forth in Section 5.6.

“Equity Interest” means, with respect to any Person, (a) any capital stock, partnership or membership interest, unit of participation or other similar interest (howsoever designated) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other Contract which would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Citibank, N.A..

“Escrow Agreement” means that certain Escrow Agreement, entered into as of the date hereof, by and between the Escrow Agent, Seller and Buyer, in substantially the form attached hereto as Exhibit E.

“Execution Date” has the meaning set forth in the preamble.

“Exercised Option Fee” has the meaning given in the Terminal Services Agreement.

“Expansion Land” has the meaning set forth in the recitals.

“Facility” has the meaning given in the Terminal Services Agreement.

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“FERC” has the meaning set forth in the recitals.

“Final Commencement Date Notice” has the meaning set forth in Section 8.1(e).

“Final Completion” has the meaning given in the Construction Contract.

“Final Completion Escrow Amount” has the meaning set forth in Section 6.15(c).

“Financing” has the meaning set forth in Section 5.6.

“Fundamental Representations” means the representations and warranties set forth in Section 3.1, Section 3.2, Section 4.1, Section 4.2(a), Section 4.4, Section 4.17 and Section 4.18.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Authority” means the federal government of the United States, any court, tribunal, arbitrator, authority, agency (including FERC), commission, official or other instrumentality of the United States (including, with respect to compliance with the United States Department of Justice and Federal Trade Commission), any foreign country or any domestic or foreign state, county, city or other political subdivision.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, decision, verdict, determination or award made, issued or entered by or with any Governmental Authority.

“Guaranteed Completion Date” has the meaning set forth in the Terminal Services Agreement.

“Hazardous Materials” means (a) petroleum or petroleum products and any fractions or derivatives thereof, natural or synthetic gas, asbestos, and polychlorinated biphenyls, (b) any substances defined as or included in the definition of “hazardous wastes,” “hazardous materials,” “hazardous substances,” “extremely hazardous substances,” “restricted hazardous wastes,” “special wastes,” “toxic substances,” “toxic chemicals,” “toxic pollutants,” “contaminants” or “pollutants” or words of similar import under any Environmental Law, (c) radioactive materials, substances and waste (including naturally-occurring radioactive materials) and (d) any other substance, waste or material exposure to which is regulated under, or which may give rise to Liability pursuant to, any Environmental Law.

“Hedging Agreement” has the meaning set forth in Section 4.12(a)(xiii).

“Indebtedness” of any Person means any obligations or liabilities of such Person (a) for borrowed money, whether secured or unsecured, including all outstanding principal, interest, fees and other amounts payable with respect thereto (including, for the avoidance of doubt, any prepayment penalties, make-whole payments or breakage fees associated with the payment of such borrowed money); (b) evidenced by notes, bonds, indentures or similar instruments, including all outstanding principal, interest, fees and other amounts payable with respect thereto (including, for the avoidance of doubt, any prepayment penalties, make-whole payments or

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breakage fees associated with the payment of such borrowed money); (c) for the deferred purchase price of goods and services (including “earn out” payments, other than any earn out payments contemplated by this Agreement), all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (d) under leases required in accordance with GAAP to be capitalized on such Person’s balance sheet; (e) for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, but excluding any such obligations that are fully discharged and/or released at the Closing, (f) under any interest rate, currency or other hedging arrangement or derivatives transaction, (g) all Company Transaction Fees and Expenses that are unpaid obligations of any Acquired Company at the Closing, (h) all obligations of such Person with respect to the posting of collateral and similar obligations or as obligor, guarantor, surety or otherwise, including pursuant to “keep well” agreements, agreements to maintain or contribute cash or capital to any Person or other similar agreements or arrangements, but excluding any such obligations that are fully discharged and/or released at the Closing; or (i) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to any obligations of the type referred to in clauses (a) through (h) that are required to be paid at the time of, or the payment of which would become due and payable solely as a result of, the execution of this Agreement or the consummation of the transactions contemplated hereby.

“Indemnifying Party” has the meaning set forth in Section 10.10(a).

“Indemnitee” has the meaning set forth in Section 10.10(a).

“Indemnity Deductible” has the meaning set forth in Section 10.3(a).

“Insurance Proceeds” means any proceeds paid or payable from claims made against coverage under pre-paid insurance policies of the Company held by the Company before the Closing and covering the Company Assets.

“Intellectual Property” means all patents, copyright registrations, trademark and service mark registrations, applications for any of the foregoing, and whether or not registered, all designs, copyrights, trademarks, service marks, trade names, secret formulae, trade secrets, secret processes, computer programs and confidential information, including all rights to any such property that is owned by and licensed from others and any goodwill associated with any of the above.

“Interim Period” has the meaning set forth in Section 6.1.

“Investors” has the meaning set forth in Section 5.6.

“Knowledge”, with respect to Seller, means the actual knowledge of Eric Gilbert, Brian Sheehan, Stefanie Heinzen and Michael Tortorici, in each case, following reasonable inquiry and investigation of the employees with responsibility for the subject-matter at issue.

“Laws” means any applicable statute, law, rule, regulation, ordinance, order, code, ruling, writ, injunction, decree, stay, judgment, ruling, decision, assessment or other official act (including common law), License, permit, of or by any Governmental Authority.

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“L/C Issuer” has the meaning set forth in Section 2.3.

“Leases” means leases of real property.

“Liability Notice” has the meaning set forth in Section 10.10(b).

“Liabilities” means all losses, damages, dues, assessments, fines, penalties, fees, costs (including costs of investigation, defense and enforcement), Taxes, expenses or amounts paid in settlement (in each case, including reasonable attorneys’ and experts’ fees and expenses), obligations or liabilities, including any undisclosed, unfixed, unknown, unliquidated, unsecured, unmatured, unaccrued, unasserted, contingent, conditional, inchoate, implied, vicarious, joint, several or secondary liabilities.

“Liability Limitation” has the meaning set forth in Section 11.3(b).

“Licenses” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Person and are associated with or necessary to operate the Acquired Companies or the Company Assets or are used in connection with the Project.

“Liens” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge, option, right of first refusal, charges, deeds of trust, easements, rights-of-way, restrictions, encroachments, Licenses, Leases, permits, security agreements or other encumbrance of any kind and other restrictions or limitations on the use or ownership of real or personal property or irregularities in title thereto or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

“Major Customer” means that certain major oil company that is party to the Terminal Services Agreement.

“Major Customer Commencement Date Letter” means that certain letter agreement, by and between Seller (on behalf of the Company) and the Major Customer, dated as of January 30, 2015, and acknowledged and agreed by the Major Customer on February, 9 2015.

“Material Adverse Effect” means with respect any Person, any event, effect, fact, circumstance, change, condition or occurrence that, individually or taken together with any other event, effect, fact, circumstance, change, condition or occurrence, that has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of such Person, taken as a whole, or would reasonably be expected to prevent or materially restrict the ability of Seller to perform its obligations under this Agreement or any Transaction Document or to consummate the transactions contemplated by this Agreement, other than any event, effect, fact, circumstance, change, condition or occurrence arising or resulting from (a) general economic conditions, including changes in (i) financial or credit market conditions, (ii) interest rates or currency exchange rates, (iii) the price of commodities or raw materials, including crude oil, used in connection with the Project, the Barge Terminal Assets or the Expansion Land or (iv) the borrowing capacity of any Governmental Authority or the ability of any Governmental Authority to issue debt; (b) conditions generally affecting any of the industries in which the Company or its Affiliates

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operate; (c) acts of God or other calamities, national or international political or social actions or conditions, including any crisis affecting public health, safety or welfare, the engagement by any country in hostilities, whether commenced before or after the Execution Date, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (d) changes in Law or in GAAP or interpretation thereof; (e) any failure to meet internal projections relating to the Project, the Barge Terminal Assets or the Expansion Land (it being understood that the underlying events, facts, circumstances, changes or occurrences contributing to such failure to meet such projections may be taken into account, to the extent not excluded under another clause of this definition, in determining whether a Material Adverse Effect has occurred); (f) any actions taken by Seller or any Acquired Company, or Seller’s or any Acquired Company’s failures to take action, in each case, to which Buyer has expressly consented; (g) any action taken by Buyer or the execution or announcement of, or the taking of any action contemplated by, this Agreement and the other agreements contemplated hereby, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the Project, the Barge Terminal Assets or the Expansion Land; or (h) Seller’s compliance with the terms of this Agreement, except, in the case of the foregoing clause (c), to the extent (but only to the extent) that any such event, fact, circumstance, change, condition or occurrence could reasonably be expected to have a disproportionate impact on any Acquired Company, taken as a whole, compared to other comparable participants in the Acquired Companies’ industries.

“Material Contracts” has the meaning set forth in Section 4.12(a).

“Mechanical Completion” has the meaning given in the Construction Contract.

“Membership Interests” has the meaning set forth in Section 2.1.

“Mokena-to-Joliet Pipeline” means Mobil Pipe Line Company’s Mokena to Joliet crude pipeline.

“Monthly Amendment Revenue” has the meaning set forth in Section 2.4(b)(ii).

“Monthly Period” has the meaning set forth in Section 2.4(b)(ii).

“Monthly TSA Revenue” has the meaning set forth in Section 2.4(b)(ii).

“New Debt Commitment Letters” has the meaning set forth in Section 6.16(b).

“Non-Compensatory Damages” has the meaning set forth in Section 10.7.

“Non-Recourse Party” has the meaning set forth in Section 12.12.

“Organizational Documents” means, with respect to any Person, the certificate or articles of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement, the limited liability company agreement, the operating agreement or the trust agreement, or such other organizational documents of such Person, including those that are required to be registered or kept in the jurisdiction of incorporation, organization or formation of such Person and which establish the legal personality of such Person.

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“Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right or other Contract that gives the right to (a) purchase or otherwise receive or be issued any shares of capital stock or other equity interest of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock or other equity interest of such Person or (b) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock or other equity interest of such Person.

“Option Lot” has the meaning set forth in Section 6.23.

“Option Period” has the meaning set forth in Section 6.23.

“Outside Date” has the meaning set forth in Section 11.1(b).

“Party” or “Parties” means the party or parties to this Agreement.

“Permitted Lien” means (a) any Lien for current Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) any Lien in favor of landlords, carriers, warehousemen, mechanics, workmen and materialmen and statutory construction or similar liens arising by operation of Law or incurred in the ordinary course of business for sums not yet due or that are being contested in good faith as to which adequate reserves (in accordance with GAAP) exist, (c) any Lien created by Buyer or any of its Affiliates, (d) any right reserved to or vested in any Governmental Authority to control or regulate any real property or interests therein in any manner, and all Laws of any Governmental Authority, provided the effect of any thereof shall not restrict the operations or business of any Acquired Company in the manner intended to be conducted as of the Closing Date or otherwise detract materially from the value or utility thereof, (e) with respect to the Real Property (i) any condition that may be shown by a current, accurate survey; provided that such conditions, individually and in the aggregate, do not impair in any material respect the occupancy, use or operation of any Real Property for purposes of the Project, the Barge Terminal Assets or the Expansion Land, (ii) any easement, encroachment, restriction, right-of-way and any other non-monetary title defect, whether or not of record; provided, that, any such easements, encroachments, restrictions, rights-of-way and other non-monetary title defects, individually and in the aggregate do not impair in any material respect the occupancy, use or operation of any Real Property for the purposes for which it is currently or proposed to be used in connection with the Acquired Companies’ respective businesses, (iii) zoning, building, land use, and environmental regulations which do not or would not materially impair the use or occupancy of the Real Property in the operation of the Project conducted thereon and (iv) restrictive covenants and reservations of mineral rights as shown on commitments for title insurance issued by the Title Company which do not or would not materially impair the use or occupancy of the Real Property in the operation of the Project conducted thereon; (f) the Liens described on Schedule A-I; and/or (g) other Liens that would not, individually or in the aggregate, detract materially from the value of any Acquired Company or its assets or otherwise materially adversely affect the utility thereof.

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“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership proprietorship, other business organization, trust, union, association or Governmental Authority.

“Pre-Closing Period” has the meaning set forth in the definition of “Seller Taxes.”

“Pipeline Sub” has the meaning set forth in the recitals.

“Policy” has the meaning set forth in the Construction Contract.

“Post-Closing Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning immediately after the Closing Date (determined in accordance with Section 7.5).

“Pre-Closing Tax Returns” has the meaning set forth in Section 7.4(a).

“Preliminary Settlement Statement” has the meaning set forth in Section 2.4(a)(i).

“Product” means crude oil (including bitumen) or any light refined petroleum products (including but not limited gasoline or distillates) or heavy refined petroleum products (including but not limited to asphalt, fuel oil and vacuum gas oil).

“Project” has the meaning set forth in the recitals.

“Project Schedule” has the meaning given in the Construction Contract.

“Purchase Option” has the meaning set forth in Section 6.23.

“Purchase Price” has the meaning set forth in Section 2.2.

“Qualifying Claim” has the meaning set forth in Section 10.3(a).

“Rail Terminal” has the meaning set forth in the recitals.

“Real Property” has the meaning set forth in Section 4.9(a).

“Release” means any release, disposal, discharge, dispersal, leaching, leaking, pumping, pouring, placing, emitting, injecting, dumping or migration into the indoor or outdoor environment or into or out of any property, including the movement of Hazardous Materials through the air, soil, surface water, ground water or property.

“Representative” means with respect to a Person, such Person’s Affiliates and its and their officers, directors, managers, members, partners, employees, agents, attorneys, accountants, advisors and representatives.

“Restricted Commitment Letter Amendments” has the meaning set forth in Section 6.16(b).

“Rights-of-Way” has the meaning set forth in Section 4.9(c).

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“Seller” has the meaning set forth in the preamble.

“Seller Indemnified Parties” has the meaning set forth in Section 10.2.

“Seller Taxes” means (i) any and all Taxes imposed on, asserted against, attributable to, or with respect to each Acquired Company or the Company Assets for any taxable period ending on or before the Closing Date and for the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 7.5) (“Pre-Closing Period”), (ii) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Acquired Companies (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, (iii) the reasonable out-of-pocket costs of preparing or amending any Tax Return for a Pre-Closing Period, and (iv) any and all Taxes of any person (other than any other Acquired Company) imposed on the Acquired Company as a transferee or successor, by operation of Law or by Contract or otherwise, to the extent such Taxes arise out of an event or transaction occurring before the Closing.

“Specified Representations” means the representation and warranty set forth in Section 4.6 (Taxes).

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Substitute Financing” has the meaning set forth in Section 6.16(b).

“Surveys” shall mean surveys for each Real Property prepared by a licensed surveyor reasonably satisfactory to Buyer, and conforming to the 2011 ALTA/ACSM Minimum Standard Detail Requirements for Urban Land Title Surveys, including Table A Item Nos. 1, 2, 3, 4, 6, 7(a), 7(b)(1), 7(c), 8, 9, 10, 11(b), 13, 14, 15 and 16, and such other standards as the Title Company may require for issuance of title insurance in form reasonably approved by Buyer.

“Tax Benefit” has the meaning set forth in Section 10.3(d)(ii).

“Tax Proceeding” has the meaning set forth in Section 7.2.

“Tax Records” has the meaning set forth in Section 7.1.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all taxes, fees, levies and other charges in the nature of a tax, imposed by any Taxing Authority, together with any related interest, penalties, estimated taxes, or other additions to tax, or additional amounts imposed by any Taxing Authority (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and without limiting the generality of the foregoing, shall include net income taxes, alternative or add-on minimum taxes, gross income taxes, gross receipts taxes, sales taxes, unclaimed property, escheat, use taxes, rollback taxes, ad valorem taxes, value added taxes, franchise taxes, profits

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taxes, license taxes, transfer taxes, recording taxes, payroll taxes, employment taxes, disability taxes, occupation taxes, social security taxes, public utility taxes, registration taxes, capital stock taxes, capital gain taxes, withholding taxes, production taxes, excise taxes, severance taxes, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profit taxes and environmental taxes. “Taxes” shall include any liability for such amounts as a result of being a member of a combined, consolidated, unitary or affiliated group or transferee or successor, by operation of Law or by Contract or otherwise.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax and the agency (if any) charged with the collection or administration of such Tax for such Governmental Authority.

“Terminal Services Agreement” means that certain Terminal Services Agreement between the Company and the Major Customer dated May 28, 2014, as amended by the TSA Amendment. As used in this Agreement, the term the “Terminal Services Agreement” shall not include any other amendment to such agreement unless amended during the Interim Period in accordance with Section 6.1 (in which case the term “Terminal Services Agreement” shall include such amendment).

“Third-Party Claim” has the meaning set forth in Section 10.10(a).

“Third-Party Claim Notice” has the meaning set forth in Section 10.10(a).

“Title Company” means Chicago Title Insurance Company, a Nebraska corporation.

“Transaction Documents” means this Agreement and the Assignment of Membership Interests.

“Transfer Taxes” has the meaning set forth in Section 7.3.

“TSA Amendment” means that certain Amendment to Terminal Services Agreement between the Company and the Major Customer dated September 30, 2014.

“TSA Minimum Volume Commitment” has the meaning given to the term “Minimum Volume Commitment” in the Terminal Services Agreement.

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